Filed by Lawson Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Lawson Holdings, Inc.
Commission File No.:  333-129862

Information brochure

regarding Offer to the Holders

of Shares and Warrants in

Intentia International AB (publ)

This information brochure constitutes advertisement for the Exchange Offer and is not a prospectus under Swedish law. Further information about the Exchange Offer, including full terms and conditions, can be found in the prospectus relating to the Exchange Offer that has been prepared and registered by the Swedish Financial Supervisory Authority. The prospectus has been distributed together with this information brochure and the Swedish language version of the prospectus is available at Lawson Software’s web site www.lawson.com and at Carnegie’s web site www.carnegie.se. This information brochure will not be distributed to the United States, Australia, Canada, New Zealand, South Africa or Japan.

Lawson Holdings has filed with the United States Securities and Exchange Commission a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson Holdings pursuant to the terms of the Transaction Agreement by and between Lawson Software, Lawson Holdings and Intentia. On or about March 22, 2006, the proxy statement/prospectus was mailed to the stock-holders of Lawson Software and Intentia security holders who are U.S. persons. The U.S.security holders of Lawson Software and Intentia are urged to read the proxy statement/prospectus and other relevant materials because they will contain important information about the offer, Lawson Software, Lawson Holdings and Intentia. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson Software by going to Lawson Software’s Investor Relations page on its corporate web site at www.lawson.com.

Contents

The Exchange Offer in brief

The Combined Business

The Combined Company – Selected Unaudited Pro Forma Condensed Combined Financial Information

Lawson in Brief

Intentia in Brief

Terms and instructions

Tax considerations in Sweden

Risk Factors

Questions and answers

Definitions

Intentia	Intentia International AB (publ)

Lawson Software	Lawson Software, Inc.

Lawson Holdings	Lawson Holdings, Inc.

SEC	United States Securities and Exchange Commission

This information brochure constitutes advertisement for the Exchange Offer and is not a prospectus under Swedish law. Detailed information about the Exchange Offer, including the full terms and conditions, is set forth in the prospectus that has been prepared by the Boards of Directors of Lawson Software and Lawson Holdings and registered by the Swedish Financial Supervisory Authority.

The distribution of the prospectus and this information brochure and the offer and sale of newly issued shares of Lawson Holdings common stock may be restricted by law in some jurisdictions. Persons into whose possession the prospectus, this information brochure or any of the newly issued shares of Lawson Holdings common stock come must inform themselves about and observe any restrictions. No action has been or will be taken in any other jurisdiction other than Sweden and the United States to permit a public offering of the shares in any jurisdiction where action would be required for that purpose. No offer is being made hereby to persons whose participation in the Exchange Offer would require such action or any other action or measure in addition to what is required under Swedish and U.S. law. This information brochure is not being distributed to holders of Intentia securities who are U.S. persons and may not be distributed in the United States. Additionally, copies of this information brochure may not be mailed to or otherwise distributed or sent in, into or from Australia, Canada, New Zealand, South Africa, Japan or any country where such distribution or offering would require any action for that purpose or any additional measures to be taken or would be in conflict with any law or regulation of such country or any political subdivision thereof.

The laws of Sweden, the Swedish Industry and Commerce Stock Exchange Committee’s (Näringslivets Börskommitté) rules concerning public offers for the acquisition of shares (“NBK’s Rules”) and the Securities Council’s (Aktiemarknadsnämnden) rules of interpretation and implementation shall apply to the Exchange Offer. Any dispute arising out of the Exchange Offer shall be settled exclusively by Swedish courts, applying Swedish law, unless otherwise provided by mandatory provisions of U.S. federal law or the laws of the State of Delaware.

This document is in all material respects a translation of the Swedish language brochure. In the event of any differences between this translation and the Swedish language version, the Swedish language version shall govern.

The Exchange Offer in brief

The Combination

Lawson Software and Intentia have agreed to combine their businesses (the “Combination”). To effect the combination, Lawson Holdings is making a recommended offer for all outstanding shares and warrants in Intentia, the “Exchange Offer”. The transaction has been unanimously approved by the Boards of Directors of both companies.

Upon completion of the transaction, the company will operate under the name Lawson Software with U.S. headquarters in St. Paul, Minnesota, and international operations headquartered in Stockholm, Sweden. The transaction will create a new company with more than 3,600 employees serving approximately 4,000 customers in 40 countries with business applications for the services, manufacturing, distribution and maintenance sectors spanning multiple industry categories. Bringing together these two highly complementary companies of similar size will create a new entity with significant global scale and a strong balance sheet that supports long-term viability and an ability to invest in innovation.

Exchange ratios

Lawson Holdings offers the holders of shares and warrants in Intentia newly issued shares of Lawson Holdings common stock in accordance with the following.

•   For each Series A share in Intentia 0.5061 newly issued share of Lawson Holdings common stock is offered

•   For each Series B share in Intentia 0.4519 newly issued share of Lawson Holdings common stock is offered

•   For each warrant in Intentia 0.2157 newly issued share of Lawson Holdings common stock is offered

Illustrative example

For example, if you hold 100 Intentia B-shares you are entitled to, according to the exchange ratio, 45.19 VPC-registered Lawson Holdings shares. As you will not be able to receive fractions of shares, you will receive 45 VPC-registered Lawson Holdings shares and cash from the sale of 0.19 Lawson Holdings share.

No commission will be charged on securities tendered under the Exchange Offer. To the extent holders of Intentia’s securities are entitled to receive fractions of Lawson Holdings shares, such fractions will be sold by Carnegie Investment Bank AB (“Carnegie”) on the Nasdaq National Market (“Nasdaq”) on behalf of the Intentia securityholders and the proceeds remitted in Swedish kronor to the Intentia securities holders so entitled (for further information see section Terms and instructions, Fractional shares in this document.)

For further information on terms and instructions for the Exchange Offer, please refer to section Terms and instructions in this document.

Certain conditions to the Exchange Offer

The completion of the Exchange Offer is, among other things, conditional upon:

•   That the Exchange Offer is accepted to the extent that Lawson Holdings becomes the owner of shares (including warrants topurchase shares) representing more than 90% of each of the outstanding shares and voting power in Intentia on a fully diluted basis (including all shares issuable pursuant to outstanding warrants but excluding shares issuable pursuant to outstanding convertible securities); and

•   That Lawson Software’s stockholders have approved the Merger* and the issuance of the Lawson Holdings shares in connection with the Exchange Offer by the required vote under Nasdaq rules.

How to accept the Exchange Offer

If your holding of shares or warrants in Intentia was directly registered by VPC AB (“VPC”) on March 24, 2006, you will receive a pre-printed acceptance form. Acceptance forms may also be obtained from Carnegie, www.carnegie.se or by phone +46 (0) 8 588 694 88.

The acceptance period commences on March 27, 2006 and will expire at 5 p.m. (CET) on April 24, 2006 unless the Exchange Offer is extended.

If you wish to accept the Exchange Offer, you have to complete, sign and return the acceptance form well in advance in order to be received by Carnegie no later than 5 p.m. (CET) on April 24, 2006. Please note that an incomplete or incorrectly completed acceptance form may be disregarded.

If your shares or warrants in Intentia are pledged, the acceptance form must also be signed by the holder of the pledge.

If your Intentia shares or warrants are registered in the name of a nominee and you wish to accept the Exchange Offer, you have to make such acceptance in accordance with such nominee’s instructions.

Settlement

Following receipt and registration by Carnegie of duly completed acceptance forms, the shares and warrants in Intentia will be transferred to a newly opened blocked VPC account in the name of the holder.

Provided that Lawson Holdings has announced that the conditions for the consummation of the Exchange Offer have been fulfilled, or that Lawson Holdings announces that the conditions for the consummation of the Exchange Offer that may be waived by Lawson Holdings have been waived, the Exchange Offer will close and settlement, which means payment of the consideration to the share and/or warrant holders in Intentia, will begin promptly following the expiration of the acceptance period.

Fractional shares

Due to the relevant exchange ratios, most holders of shares and/or warrants in Intentia will receive fractional shares in Lawson Holdings. As customary in Sweden, these fractional shares will be combined into whole shares and automatically sold on behalf of the holders by Carnegie on Nasdaq on a best efforts basis. Provided that Lawson Holdings has announced that the conditions for the consummation of the Exchange Offer have been fulfilled, or that Lawson Holdings announces that the conditions for the consummation of the Exchange Offer that may be waived by Lawson Holdings have been waived, Carnegie will commence these sales promptly after the expiration of the acceptance period of the Exchange Offer. The sales proceeds will be divided in proportion to the fractional share each holder of shares and/or warrants in Intentia is entitled to. The sales proceeds will be paid in Swedish kronor to the bank account linked to each securityholders’ VPC account. Payment of the sales proceeds will be made promptly after the sales are completed.

Trading in shares in Lawson Holdings

As of the date of this information brochure, Lawson Software common stock trades only on Nasdaq in the United States, under the symbol “LWSN”. Trading on Nasdaq is conducted in U.S. Dollars. Lawson Holdings will apply for a secondary listing of shares of Lawson Holdings common stock on the O-list of the Stockholm Stock Exchange. Subject to approval by the Stockholm Stock Exchange, the trading in the VPC-registered Lawson Holdings common stock is expected to commence on the Stockholm Stock Exchange as soon as practicable after settlement of the Exchange Offer.

For further information on the terms and instructions, please refer to pages 18–23 in this information brochure.

*      The merger of Lawson Acquisition, Inc. with and into Lawson Software, pursuant to the terms of a merger agreement among Lawson Software, Lawson Holdings and Lawson Acquisition, Inc.

Instruction on how to complete the enclosed acceptance form in order to accept the Exchange Offer

Acceptance form and power of attorney for the Offer by Lawson Holdings Inc. (“Lawson”) to holders of shares and warrants in Intentia International AB (publ) (“Intentia”)
	+		+
Make sure that your personal data and VPC account number are correct.	To be mailed or submitted to: Carnegie Investment Bank AB Transaction Support SE-110 51 Stockholm Sweden		Erik Skoghed Domänvägen 12 123 45 Älvnäs
2602
	Acceptance forms may also be submitted to a bank or brokerage firm in		Details of holder:
Sweden for forwarding to Carnegie Investment Bank AB (“Carnegie”), or sent
	by mail to the address stated above.		Erik Skoghed
	Completed acceptance forms must be received by Carnegie no later than		Domänvägen 12
	5 p.m. (CET) on April 24, 2006.		123 45 Älvnäs
Denmark
Acceptance period: March 27 - April 24, 2006.
Personal number/Company
	Terms in summary		registration number
	• For each Series A share in Intentia 0.5061 newly issued share of Lawson is offered		112233-4455
	• For each Series B share in Intentia 0.4519 newly issued share of Lawson is offered		VPC account number 000102223333
• For each warrant in Intentia 0.2157 newly issued share of Lawson is offered.
	• No commission will be charged on securities tendered under the Exchange Offer.		The number of shares and/or warrants in Intentia stated below were registered on the above stated VPC account on March 24, 2006.
• Shares in Lawson that will be received in exchange for tendered shares and/or warrants in Intentia are expected to be delivered promptly following the expiration of the acceptance period.
• Payment for fractional shares of Lawson shares will be made in cash in Swedish kronor.
			Series A shares	Series B shares
			90	80

If another number of shares and/or warrants in Intentia than the above stated are to be transferred in accordance with the Exchange Offer, another acceptance form  shall be used. Such an acceptance form can be ordered from Carnegie, telephone +46 8 588 694 88 or be downloaded from Carnegies website, www.carnegie.se.

Warrants
100

If the above stated number of shares and/or warrants in Intentia are to be transferred in accordance with the Exchange Offer, the acceptance form  shall be signed and submitted or sent by mail to Carnegie.

Carnegie is hereby authorized on behalf of the undersigned to (i) deliver shares and/or warrants in Intentia to Lawson according to the terms  of the Exchange Offer, (ii) to the extent required, subscribe for shares of Lawson common stock on behalf of the undersigned, and (iii) sell the undersigned’s fractional shares in Lawson on Nasdaq National Market (“Nasdaq”).

Sign the acceptance form. Acceptance forms that have not been signed may be disregarded. Incomplete or improperly completed acceptance forms, or acceptance forms which have been received late, may be disregarded. No other information may be written on this acceptance form. No changes may be made to pre-printed text.

For the acceptance form to be valid, the acceptance form must be signed.	Place & Date	Signature	Telephone number (daytime)
	E-mail	Name (in block letters)	Telephone number
(mobile)
	+		+

The following is only to be completed if the shares and/or warrants in Intentia are pledged. If the shares and/or warrants  in Intentia are pledged, both the holder of shares and/or warrants and the pledge holder must sign the acceptance form.

Details of pledge holder
If the Intentia shares and/or warrants are pledged, the pledge holder must also sign the acceptance form.	Surname/Company name	First name	Address (street, box etc)
	Postal code	Town etc.	Signature of pledge holder
Please turn page, more information on opposite side.

In order to be valid, the completed and signed acceptance form must be sent to Carnegie well in advance in order to be received no later than 5 p.m. (CET) on April 24, 2006.

For further information on acceptance procedure please see section Terms and Conditions in this document.

Important dates

Acceptance period	March 27 – April 24, 2006

Shares in Lawson Holdings are delivered to	Promptly following the expiration
holders of shares and warrants in Intentia	of the acceptance period

The Combined Company

For more extensive information on the Combined Company, please refer to the prospectus.

Strategic Objective

Lawson Software and Intentia are combining to create a new business that will have:

•   greater operational scale with which to compete in the global enterprise application market;

•   a true global footprint with Lawson Software’s U.S. presence and Intentia’s presence in Europe and the Asia and Australia/ New Zealand region;

•   industry specific expertise across multiple markets, which includes Lawson Software’s strength in service sector categories including healthcare, retail, government, education and financial services complementing Intentia’s strengths in manufacturing, distribution, food and beverage and asset intensive industries; and

•   a broad product portfolio that spans all core enterprise applications, including ERP, enterprise performance management, supply chain management, enterprise asset management and customer relationship management.

The combined business will be positioned as a leading global provider in the development, distribution, support and service of ERP software which is focused primarily on mid-market enterprises (in general, companies whose annual revenues range from USD 250 million to USD 1 billion). Intentia and Lawson Software believe that the strategic compatibility of their products and technologies will provide the combined business with a broader product platform from which it can actively pursue growth opportunities. The combined business will be:

•   financially strong and providing operating flexibility;

•   a leading provider of business applications for IBM environments worldwide and, in particular, for the IBM eServer platform; and

•   geographically diversified, with approximately 45% of revenues derived from the North America, 45% from Europe and 10% from the Asia and Australia/New Zealand region.

The combined business will have approximately 3,600 employees doing business in more than 40 countries throughout the world.

Complementary Product Lines and Market Position

The two companies’ product offerings are highly complementary. Lawson Software’s products focus on service sector enterprises including healthcare, retail, state and local government, K-12 education and financial services. Intentia’s products focus on manufacturing, distribution and maintenance applications. Intentia’s customers typically operate in complex supply chains with limited internal resources, such as the fashion, foodand beverages, wholesale distribution and manufacturing industries that are asset and maintenance intensive. The combined business would offer a product portfolio that includes all core applications, including enterprise resource planning, performance management, supply chain and asset management, with few redundancies of products or customers. The products of the two companies employ complementary technologies. Both Lawson Software and Intentia are substantial IBM partners, and both their products are standardizing on IBM middleware to deliver applications across multiple platforms. Lawson Software also believes that the combined business’ broader product portfolio will increase both the number and diversity of potential customers due to the larger range of enterprise resource planning products offered by the combined business.

Lawson Software’s primary U.S. presence complements Intentia’s primary presence in Europe and the Asia and Australia/New Zealand region.  The Combination will provide Lawson Software with a base for international operations strategically located in Stockholm. The combined business will have a large, balanced global presence with approximately 45% of the combined revenues from North America, 45% from Europe and 10% from the Asia and Australia/New Zealand region.

Customers

Lawson Software and Intentia both specialize in serving middle market enterprises, which Lawson Software defines to be enterprises with revenues in the range of USD 250 million to USD 1 billion. Lawson Software believes that recent industry consolidation has created a real opportunity within the ERP middle market where customers have been left underserved. The combined business would be a leading enterprise applications supplier dedicated to the mid-market customer segment, while offering solutions that scale to meet the needs of the largest enterprises.

Lawson Software currently has approximately 2,000 customers. In 2005 Lawson Software’s largest 100 customers generated approximately 40% of its revenue; its 10 largest customers accounted for approximately 10% of its revenue.

Intentia serves over 2,500 customers in over 40 countries around the world.

The Combination broadens Lawson Software’s customer base and provides the opportunity for cross-selling each company’s products to the other company’s customers on a global basis. The combined business will serve approximately 4,000 customers in more than 40 countries with business applications for the services, manufacturing, distribution, maintenance sectors, spanning multiple industry categories and most of the world markets.

Competitors

Although the combined business will focus on middle-market enterprises, it will face significant competition from large ERP providers such as Oracle Corporation and SAP AG, which have typically focused their sales and marketing efforts toward large companies, as well as providers focused on ERP software for smaller enterprises such as Microsoft (Great Plains/Navision) and Sage.

Competitors for middle market customers include SSA Global Technologies, Infor, GEAC, IFS, QAD Inc., Epicor Software Corporation and Glovia International. The combined business will compete with numerous other software companies as well, including Internet software vendors, single industry software vendors and those companies that offer a specific solution that directly competes with a portion of its comprehensive product offering.

Some competitors may have an advantage due to their larger customer bases, greater name recognition, operating and product development history, greater international presence and substantially greater financial, technical and marketing resources. Intentia and Lawson believe that the principal competitive factors affecting the combined business’ market include:

•   product features, functionality, performance and price;

•   knowledge of a customer’s industry;

•   ease of integration and speed of implementation;

•   level of customer service;

•   sales and marketing efforts;

•   new product and technology introductions; and

•   company stability, resources and reputation.

Intentia and Lawson Software believe the combined business will have competitive advantages over a number of its competitors. Some of these advantages include:

•   30 years of mid-market experience;

•   low total cost of ownership;

•   industry-specific experience;

•   industry-focused solutions;

•   breadth and completeness of its software applications; and

•   openness and flexibility of its software architecture.

Organization Structure

As a result of the Combination, Intentia and Lawson Software will become subsidiaries of Lawson Holdings. Lawson Holdings will be renamed Lawson Software, Inc., Lawson Software will be renamed Lawson Software Americas, Inc., and Intentia will be renamed Lawson International AB (see illustration below). Upon completion of the transaction, U.S. headquarters will be in St. Paul, Minnesota, and international operations headquarter in Stockholm, Sweden.

Present Group structure

Before the Exchange Offer, Lawson Software is the parent company of Lawson Holdings, its wholly owned subsidiary, and to Lawson Acquisition, Inc., which is a wholly owned subsidiary of Lawson Holdings. In connection with the Exchange Offer the Lawson Group will be restructured as follows:

After the restructuring but before the Exchange Offer

Lawson Software will merge with and into Lawson Acquisition, Inc. pursuant to which each share of Lawson Software common stock will be converted into one share of Lawson Holdings common stock and each share of Lawson Acquisition, Inc. will be converted into one share of Lawson Software. As a result, Lawson Software will become a wholly-owned subsidiary of Lawson Holdings.

After the restructuring and after the Exchange Offer

The Lawson Group will have the following Group structure after the Exchange Offer, in which Intentia becomes a wholly owned subsidiary of Lawson Holdings, which will change its name to Lawson Software.

Potential Synergy Benefits

Lawson Software’s management believes that the Combination will provide the combined business with the opportunity to achieve Lawson Software’s stated goal of a double digit operating profit margin after nine months following consummation of the Exchange Offer, excluding transaction integration costs. Operational efficiencies and synergies are expected to be achieved in the areas of certain facility consolidations, operational process improvements in the consulting organization, optimization of the sales and marketing organizations, integration of research and development activities and general employee redundancies. Lawson Software’s expectations are based on its integration planning, anticipated revenue and expense synergies for the combined company, current financial and business trends for Lawson Software and Intentia, including the operating profit margins that Lawson Software has accomplished in recent fiscal quarters, as well as anticipated benefits from restructuring activities previously undertaken by Intentia. Intentia’s previously completed restructuring activities, have reduced Intentia’s operating expenses, which will benefit the combined company in future periods.

In the long term, Lawson Software’s management believes that the Combination creates even more potential synergies in growth for the combined business. These opportunities include leveraging sales channels and cross selling expanded product lines across the combined business’ entire customer base. Lawson Software expects to be able to enhance the combined business’ product marketing and leverage the combined business’ competitive position in the markets it serves, and thereby strengthen its brand awareness.

Financial Benefits

Lawson Software expects that the Combination of Lawson Software and Intentia will result in increased production and development capabilities and a better-positioned enterprise software business. The Combination of Lawson Software and Intentia creates a more balanced operating model since the combined business will have a broader product portfolio and expanded customer base across wider geographies. In addition, the ability to cross-sell into each company’s respective customer base represents revenue enhancement opportunities.

To finance the acquisition of Intentia’s outstanding shares and warrants, Lawson Holdings is issuing new shares of Lawson Holdings common stock. In order to initiate compulsory acquisition proceedings under Swedish law, Lawson Holdings must acquire more than 90% of the outstanding shares in Intentia. If Lawson Holdings meets this legal requirement and furthermore acquires more than 90% of each of the outstanding shares and voting power in Intentia on a fully diluted basis using the treasury method (including all shares issuable pursuant to outstanding warrants but excluding shares issuable pursuant to outstanding convertible securities), Lawson Holdings intends to purchase the remaining shares for cash, pursuant to compulsory acquisition proceedings under Swedish law. The actual price per share purchased pursuant to Swedish compulsory acquisition proceedings, initiated after a share exchange offer, is typically based on the average closing price for the bidder’s stock during the acceptance period. In addition, interest will accrue on the purchase price from the date that compulsory acquisition proceedings are initiated. Assuming 90% of the outstanding shares in Intentia are tendered in the Exchange Offer and the price that is required to be paid pursuant to the Swedish compulsory acquisition proceedings equals SEK 22.17 per Series A share and SEK 19.80 per Series B share, Lawson Holdings could be obligated to pay approximately USD 47 million (approximatelySEK 348 million assuming a currency exchange rate of SEK 7.4108 to USD 1.00 as of May 31, 2005) plus interest for the shares purchased in the compulsory acquisition. The total amount payable by Lawson Holdings under the compulsory acquisition proceedings could be greater or less than USD 47 million. This cash expenditure would normally occur between one and three years after the closing of the Exchange Offer. However, Lawson Holdings may be required to make payment for part of the acquisition sum at an earlier stage. Following the entering into force of an award on advance acquisition of the minority shareholders’ shares, the arbitration tribunal may – at the request of a party to the proceedings or the legal representative for the minority shareholders – issue a separate award in respect of the acquisition sum accepted by Lawson Holdings. Thus, Lawson Holdings may be obliged to settle such part of the acquisition sum prior to the final arbitration award.

Lawson Software estimates that the total cash expenses to be incurred by Lawson Software, Lawson Holdings and Intentia for the Exchange Offer will be approximately USD 30 million, including investment banking fees, accounting and legal fees, printing, mailing and other out-of-pocket transaction costs. Lawson Holdings will have approximately USD 188 million in available cash and cash equivalents, based on the amount of cash and cash equivalents that Lawson Software and Intentia had as of November 30, 2005. It is anticipated that Lawson Software and Lawson Holdings may use an additional amount of approximately USD 50 million in connection with the Combination, excluding the compulsory acquisition procedures referenced above and integration related costs, within one to three years following the closing of the Exchange Offer. Included in this amount is a junior secured loan made by Tennenbaum to Intentia valued at USD 27.4 million, which includes accrued interest of USD 0.6 million, as of November 30, 2005.

The Tennenbaum loan matures in September 2009. However, pursuant to an agreement with Tennenbaum entered into in November 2005, Lawson Holdings intends to prepay the Tennenbaum loan following the closing of the Exchange Offer. Assuming current LIBOR interest rates until the prepayment date, the amount required to prepay the Tennenbaum loan in September 2006, calculated in accordance with the November 2005 agreement with Tennenbaum, is estimated to be USD 3.7 million. Also included in this amount are the convertible notes valued at USD 10.2 million, which includes accrued interest of USD 0.3 million, as of November 30, 2005.

Business Trends and Outlook

Lawson Software’s revenues come from the sale of ERP software, services and support. The combined business’ future success following the Exchange Offer will depend upon the continued growth and proliferation of the enterprises that use the combined business’ products and the resulting demand for ERP software, services and support. General economic downturns, and downturns within Lawsons Software’s and Intentia’s customer segments, may reduce demand for the combined business’ products. During the past several years, enterprises have reduced or delayed capital spending on ERP software, which has had a negative impact on Lawson Software’s and Intentia’s operating results.

Lawson Software believes, based on the proprietary reports of third-party industry analysts and its internal market analysis,that the global ERP software market will expand during the next three to five years, with the mid-market having the strongest growth potential during the next five years. Lawson Software also believes that short-term opportunities will be found in emerging regions, involving small and midsize business. Lawson Software believes businesses within this category are looking to buy, add to or replace what they are using to help manage their financials, human resources, procurement, distribution or other business management processes. A combined and broader product portfolio will enable the combined business to more effectively address the estimated USD 5.6 billion ERP opportunity in Lawson Software’s targeted, addressable markets which Lawson Software believes may approach USD 5.6 billion based on industry and proprietary data.

Intentia and Lawson Software each have long histories of providing scalable ERP products and services to key industries, such as manufacturing, health care and local/state government. Because a majority of businesses within these industries are midmarket in size, Intentia and Lawson Software have developed an expertise serving the mid-market. For example, approximately 75% of Lawson Software’s customer base is in the mid-market.

The combined business is expected to need six to nine months to interface solutions and cross train its sales force on the combined business’ solutions offerings. It is expected that financial results from these initiatives will be achieved by the fourth quarter after close of the transaction.

Sensitivity Analysis

Lawson Software’s business is subject to certain risks, including uncertainties in the software industry, changes in demand for business process enterprise resource planning and the timely availability and market acceptance of new products and upgrades. These risks in combination may affect Lawson Software’s results of operations in ways that are not subject to measurement or quantification. To date, a significant part of the Lawson Software’s total cost base has been attributed to fixed costs related to personnel. While the combined business’ license sales are expected to generate a substantial gross margin, reductions in license sales in the short term may have a substantial effect on earnings due to the fact that cost adjustments will not occur as quickly as the accompanying changes in revenue.

Board of Directors and Management

The President and Chief Executive Officer of Lawson Holdings will be Harry Debes. The Lawson Software board of directors appointed Harry Debes as Lawson Software’s President and Chief Executive Officer effective as of June 11, 2005. Mr. Debes also serves as a member of the Lawson Software board of directors.

Bertrand Sciard, Intentia’s current Chief Executive Officer and a member of the Intentia board of directors, will be the Chief Operating Officer of Lawson Holdings. Robert Barbieri, Lawson Software’s Chief Financial Officer will be the Chief Financial Officer of the combined business. Bruce McPheeters, Lawson Software’s General Counsel, will be the General Counsel of the combined business.

Lawson Software and Intentia intend that the board of directors of Lawson Holdings will ultimately consist of nine members, including Richard Lawson and Romesh Wadhwani acting as co-chairmen, Mr. Debes, two current independent directors on the Lawson Software board (David R. Hubers and Michael A. Rocca) and two additional current directors on the Intentia Board (Paul Wahl and Steven C. Chang). These members of the board of Lawson Holdings will select two additional independent members to fill the remaining vacancies.

Combined Company Opportunities

In connection with their integration planning for the Combination, Lawson Software and Intentia have identified certain potential revenue growth opportunities and potential cost synergies and operating savings. The opportunities represent broad categories of potential revenue enhancements and cost savings that potentially may be achieved in the near and longer term operation of the combined companies. The opportunities do not represent a forecast or projection of the combined company’s performance for any specific future period.

Lawson Software and Intentia believe that the combined company has potential revenue growth opportunities beyond anticipated industry growth rates ranging from USD 6 million to USD 10 million in the 12 to 18 months following the Combination. These opportunities primarily relate to opportunities to cross-sell certain products within each company’s distribution channels and to enter the manufacturing and distribution markets in the United States. During the three years following the Combination, Lawson Software and Intentia believe there are revenue growth opportunities of approximately USD 100 million primarily due to continued expansion within the manufacturing and distribution markets in the United States and expansion of Lawson Software’s human capital management software in Europe. Lawson Software and Intentia expect to incur additional operating expenses of USD 25 million to USD 30 million in the 12 to 18 months following the Combination for excess facilities and real estate costs resulting from office consolidations, employee severance and selected retention costs, as well as expenses for information technology infrastructure to support new worldwide company processes and company training related to contract administration and Sarbanes-Oxley compliance costs. Lawson Software and Intentia believe these costs will be partially offset by potential operating expense savings of USD 15 million to USD 18 million in the 12 months to 18 months following the Combination due to the consolidation of certain facilities, the elimination of redundant staff and contractors and the continuing benefits from prior cost savings initiatives at both companies. In the period three to five years following the Combination, Lawson Software and Intentia anticipate potential cost savings of an additional three to four percent of total operating expenses primarily due to operational process improvements in the sales and consulting organizations with the combined company and the implementation of global sourcing in the areas of product development, maintenance, professional services, information technology and global support.

Lawson Software and Intentia have identified several elements included in Lawson Software’s pro forma condensed combined results of operations for the six months ended November 30, 2005 that may affect the comparability of such period with future periods for Lawson Software. The six month pro forma results of operations include revenues of USD 432 million, operating income of USD 33 million and net income of USD 26 million. The six month pro forma results include USD 59 million of revenue and USD 30 million of associated expenses for Intentia which were recognized in prior periods under Swedish GAAP, but were recognized in the current period as a result of the U.S. GAAP reconciliation. Following the Combination, Lawson Holdings will not recognize similar amounts of revenue and associated expenses for U.S. GAAP reconciliation adjustments on a going forward basis. In addition, Lawson Software and Intentia believe that the Intentia revenue included in the six month pro forma results of operations is greater than their expectations for Intentia’s average quarterly revenue contribution by an amount of approximately USD 10 million, based on their analysis of the trends for Intentia’s business. The six month proforma results include other charges, including USD 10 million of expenses associated with the Combination, USD 6 million of expenses associated with stock options of Lawson Software’s former chief executive officer, USD 11 million of expenses associated with amortization of acquired intangibles and USD 2 million of expenses associated with restructuring activities at each company.

Based on the estimates of potential revenue opportunities and cost synergies; Lawson Software and Intentia expect the Combination will be dilutive to Lawson Holdings’ earnings for the nine months following the Combination and accretive to Lawson Holdings’ earnings thereafter.

The opportunities summarized above are forward looking statements that are subject to a number of risks, uncertainties and assumptions and should be read with caution. The opportunities reflect numerous assumptions made by the management of Lawson Software and Intentia with respect to industry conditions, the ability to cross-sell products into each company’s existing customer base, the ability to integrate the operations of the two companies across different countries and product lines, the ability to retain customers and key personnel throughout the uncertainty associated with the Combination, and general business, economic, market and financial conditions. These assumptions are subject to risks and uncertainties which are difficult to predict and of which many are beyond the control of Lawson Software, Lawson Holdings and Intentia. Accordingly, actual results could be materially higher or lower than those suggested by the opportunities and Lawson Software, Lawson Holdings and Intentia cannot assure you that the opportunities will be realized. You are cautioned not to placeundue reliance on the opportunities as indicators of future results for the combined company due to the limitations discussed above. Neither Lawson Software, Lawson Holdings nor Intentia or their affiliates or representatives intend to update or otherwise revise their outlook on the opportunities to reflect circumstances existing after the date of the prospectus. Please see the section entitled “Risk Factors” in the prospectus for important cautionary language regarding the reliance on forward-looking statements and for factors that may cause actual results to differ from such forward-looking statements.

The Combined Company – Selected Unaudited Pro Forma Condensed Combined Financial Statements

The Unaudited Pro Forma Condensed Combined Financial Statements and explanatory notes of the combined business set forth below give effect to the Exchange Offer with Intentia. The Exchange Offer is accounted for as a purchase business combination as defined in Statement of Financial Accounting Standards No. 141, “Business Combinations”. For accounting purposes, Lawson Software will be the acquiring enterprise in the transaction, since, at the time of consummation, current Lawson stockholders will own a majority of the outstanding common stock of Lawson Holdings, the Lawson Software board of directors will control a plurality of the board of directors, and the Lawson Software Chief Executive Officer will continue in that capacity for Lawson Holdings.

Two pro forma transaction scenarios are presented: Minimum Equity Issuance and Maximum Equity Issuance. The Minimum Equity Issuance scenario is based upon the assumption that the minimum number of shares necessary to allow for compulsory acquisition proceedings under Swedish law (more than 90% of the shares in Intentia) and all Warrants are purchased by Lawson Holdings in the Exchange Offer and the remaining outstanding Series A and Series B shares (less than 10%) are purchased for cash, assuming that compulsory acquisition proceedings under Swedish law determine that dissenting shareholders will receive SEK 22.17 per Series A share and SEK 19.80 per Series B share (or USD 2.79 each Series A share and USD 2.49 each Series B share assuming an exchange rate of SEK 7.94 to USD 1.00 as of November 30, 2005). The Maximum Equity Issuance scenario is based upon the assumption that 100% of the outstanding Shares and Warrants of Intentia are tendered in the Exchange Offer.

The Unaudited Condensed Combined U.S. GAAP Statement of Operations and Balance Sheet of Intentia include reconciling items for Intentia required to comply with U.S. GAAP. As restated under U.S. GAAP, Intentia’s revenue, expenses, and net income fluctuate significantly from period to period, depending, among other things, on which service implementations were completed during that period. Future results for Intentia under U.S. GAAP will differ materially from the results for the six and twelve-month periods included in the Unaudited Pro Forma Condensed Combined Financial Statements. Please refer to the prospectus for further information on reconciling items for Intentia to comply with U.S GAAP and a discussion on significant differences between Swedish GAAP and U.S. GAAP.

The Unaudited Pro Forma Condensed Combined Financial Statements are based on estimates and assumptions that are preliminary and do not purport to represent what Lawson Holdings’ results of operations or financial position actually would have been if the Exchange Offer had been consummated on the date or for the periods indicated or what such results will be for any future date or any future period. In addition, the financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructurings resulting from the Exchange Offer. Therefore, the actual amounts recorded as of the completion of the transaction and thereafter may differ materially from the information presented herein. Please refer to the prospectus for further information on estimates and assumptions in preparing the Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended May 31, 2005

			Maximum Equity		Minimum Equity
		U.S. GAAP	Pro Forma	Pro Forma	Pro Forma	Pro Forma
	Lawson	Intentia	Adjustments	Combined	Adjustments	Combined
			(USD thousands)
Revenues:
Licence fees	$57,743	$71,677	$—	$129,420	$—	$129,420
Services	277,441	363,005	—	640,446	—	640,446
Hardware sales	—	25,341	—	25,341	—	25,341
Total revenues	335,184	460,023	—	795,207	—	795,207
Costs of revenues:
Cost of license fees	9,961	9,765	10,767	30,493	10,767	30,493
Cost of services	140,623	245,838	5,911	392,372	5,911	392,372
Cost of hardware sales	—	21,507	—	21,507	—	21,507
Total cost of revenues	150,584	277,110	16,678	444,372	16,678	444,372
Gross profit	184,600	182,913	(16,678)	350,835	(16,678)	350,835
Operating expenses:
Research and development	62,158	42,896	—	105,054	—	105,054
Sales and marketing	75,637	83,121	(359)	158,399	(359)	158,399
General and administrative	36,443	34,302	—	70,745	—	70,745
Restructuring	5,028	21,868	—	26,896	—	26,896
Amortization of acquired intangibles	1,545	—	10,411	11,956	10,411	11,956
Total operating expenses	180,811	182,187	10,052	373,050	10,052	373,050
Operating income (loss)	3,789	726	(26,730)	(22,215)	(26,730)	(22,215)
Other income (expense):
Interest income	4,377	893	(444)	4,826	(1,691)	3,579
Interest expense	(49)	(5,963)	686	(5,326)	686	(5,326)
Total other income (expense)	4,328	(5,070)	242	(500)	(1,005)	(1,747)
Income (loss) before income taxes	8,117	(4,344)	(26,488)	(22,715)	(27,735)	(23,962)
Provision for income taxes	2,855	7,511	(172)	10,194	(656)	9,710
Net income (loss)	$5,262	$(11,855)	$(26,316)	$(32,909)	$(27,079)	$(33,672)
Net income (loss) per share
Basic	$0.05	$(0.07)		$(0.18)		$(0.20)
Diluted	$0.05	$(0.07)		$(0.18)		$(0.20)
Shares used in computing net income (loss) per share:
Basic weighted average shares outstanding	99,068	159,681		180,069		172,465
Diluted weighted average shares outstanding	104,623	159,681		180,069		172,465

Unaudited Pro Forma Condensed Combined Statement of Operations For the Six Months Ended November 30, 2005

			Maximum Equity		Minimum Equity
		U.S. GAAP	Pro Forma	Pro Forma	Pro Forma	Pro Forma
	Lawson	Intentia	Adjustments	Combined	Adjustments	Combined
			(USD thousands)
Licence fees:	$36,725	$43,946	$—	$80,671	$—	$80,671
Services	140,226	202,833	—	343,059	—	343,059
Hardware sales	—	8,727	—	8,727	—	8,727
Total revenues	176,951	255,506	—	432,457	—	432,457
Costs of revenues:
Cost of license fees	5,195	4,572	4,953	14,720	4,953	14,720
Cost of services	66,637	125,633	—	192,270	—	192,270
Cost of hardware sales	—	6,595	—	6,595	—	6,595
Total cost of revenues	71,832	136,800	4,953	213,585	4,953	213,585
Gross profit	105,119	118,706	(4,953)	218,872	(4,953)	218,872
Operating expenses:
Research and development	28,550	18,806	—	47,356	—	47,356
Sales and marketing	38,437	36,529	(174)	74,792	(174)	74,792
General and administrative	26,911	28,365	—	55,276	—	55,276
Restructuring	5	1,815	—	1,820	—	1,820
Amortization of acquired intangibles	731	—	5,774	6,505	5,774	6,505
Total operating expenses	94,634	85,515	5,600	185,749	5,600	185,749
Operating income (loss)	10,485	33,191	(10,553)	33,123	(10,553)	33,123
Other income (expense):
Interest income	4,672	413	(293)	4,792	(1,114)	3,971
Interest expense	(25)	(2,791)	329	(2,487)	329	(2,487)
Total other income (expense)	4,647	(2,378)	36	2,305	(785)	1,484
Income (loss) before income taxes	15,132	30,813	(10,517)	35,428	(11,338)	34,607
Provision for income taxes	4,399	5,381	(114)	9,666	(432)	9,348
Net income (loss)	$10,733	$25,432	$(10,403)	$25,762	$(10,906)	$25,259
Net income (loss) per share (Note 8):
Basic	$0.11	$0.15		$0.14		$0.14
Diluted	$0.10	$0.13		$0.14		$0.14
Shares used in computing net income (loss) per share:
Basic weighted average shares outstanding	101,790	167,653		182,791		175,187
Diluted weighted average shares outstanding	106,298	191,333		187,299		179,695

Unaudited Pro Forma Condensed Combined U.S. GAAP Balance Sheet As of November 30, 2005

			Maximum Equity		Minimum Equity
		U.S. GAAP	Pro Forma	Pro Forma	Pro Forma	Pro Forma
	Lawson	Intentia	Adjustments	Combined	Adjustments	Combined
			(USD thousands)
Assets
Current assets:
Cash and cash equivalents	$172,697	$34,349	$(19,120)	$187,926	$(61,246)	$145,800
Marketable securities	87,380	—	—	87,380	—	87,380
Trade accounts receivable, net	48,932	87,874	—	136,806	—	136,806
Deferred income taxes	9,314	—	—	9,314	—	9,314
Prepaid expenses and other current assets	12,841	150,611	(118,063)	45,389	(118,063)	45,389
Total current assets	331,164	272,834	(137,183)	466,815	(179,309)	424,689
Long-term marketable securities	715	13	—	728	—	728
Property and equipment, net	11,634	10,989	—	22,623	—	22,623
Goodwill	43,175	10,992	332,559	386,726	332,559	386,726
Other intangible assets, net	27,481	930	131,119	159,530	131,119	159,530
Deferred income taxes – non-current asset	21,320	19,584	4,514	45,418	4,514	45,418
Other assets, non-current	6,421	3,029	(6,061)	3,389	(6,061)	3,389
Total assets	$441,910	$318,371	$324,948	$1,085,229	$282,822	$1,043,103
Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$1,048	$1,896	$—	$2,944	$—	$2,944
Accounts payable	10,462	16,084	—	26,546	—	26,546
Accrued compensation and benefits	18,465	43,105	—	61,570	—	61,570
Deferred revenue and client deposits	73,103	358,455	(288,602)	142,956	(288,602)	142,956
Other accrued liabilities	17,809	24,994	—	42,803	—	42,803
Total current liabilities	120,887	444,534	(288,602)	276,819	(288,602)	276,819
Long-term debt, less current portion	—	38,981	(10,181)	28,800	(10,181)	28,800
Deferred income taxes – non-current liability	—	4,938	—	4,938	—	4,938
Other long-term liabilities	4,333	3,495	—	7,828	—	7,828
Total liabilities	125,220	491,948	(298,783)	318,385	(298,783)	318,385
Minority interest	—	1,409	—	1,409	—	1,409
Total stockholders’ equity	316,690	(174,986)	623,731	765,435	581,605	723,309
Total liabilities and stockholders’ equity	$441,910	$318,371	$324,948	$1,085,229	$282,822	$1,043,103

Combined Company Pro Forma Key Ratios and Data Per Share

	Year Ended May31, 2005
(Amounts in USD thousands, except share amounts)	Maximum Equity	Minimum Equity

Consolidated Statements of Operations Data
Total revenues	$795,207	$795,207
Operating loss	(22,215)	(22,215)
Net loss	(32,909)	(33,672)
Basic loss per share	(0.18)	(0.20)
Diluted loss per share	(0.18)	(0.20)
Basic weighted average common shares thousands	180,069	172,465
Diluted weighted average common shares thousands	180,069	172,465

Key Ratio Data
Gross margin	44.1%	44.1%
Operating margin	(2.8)%	(2.8)%
Research and development expenses	$105,054	$105,054
Capitalized research and development expenditures	—	—
Interest coverage ratio	(3.26)	(3.50)

	Six Months ended November 30, 2005
(Amounts in USD thousands, except share amounts)	Maximum Equity	Minimum Equity
Consolidated Statements of Operations Data
Total revenues	$432,457	$432,457
Operating income	33,123	33,123
Net income	25,762	25,259
Basic earnings per share	0.14	0.14
Diluted earnings per share	0.14	0.14
Basic weighted average common shares (thousands)	182,791	175,187
Diluted weighted average common shares (thousands)	187,299	179,695

Consolidated Balance Sheet Data
Cash and cash equivalents	$187,926	$145,800
Working capital	189,996	147,870
Total assets	1,085,229	1,043,103
Long-term debt, net of current portion	28,800	28,800
Total shareholders’ equity	765,435	723,309

Key Ratio Data
Gross margin	50.6%	50.6%
Operating margin	7.7%	7.7%
Equity/assets ratio	70.7%	69.5%
Debt/equity ratio	4.1%	4.4%
Proportion of risk capital	71.1%	70.0%
Research and development expenses	47,356	47,356
Capitalized research and development expenditures	—	—
Approximate number of employees	3,600	3,600
Equity per share, before dilution	4.19	4.13
Equity per share, after dilution	4.09	4.03
Net asset value per share	4.17	4.11
Net tangible asset value per share	1.21	1.02
Interest coverage ratio	15.25	14.91

Lawson Software in Brief

Lawson Software provides business application software, services and support to specific markets including healthcare, retail, financial services (banking, insurance and other financial services), education, local/state governments and professional services.

Lawson Software’s software includes financials, human resources, procurement, healthcare supply chain, distribution, retail operations, service process optimization, and enterprise performance management applications designed to help manage, analyze and improve Lawson Software’s clients’ businesses. Lawson Software’s applications help automate and integrate critical business processes, aiding in collaboration among Lawson Software’s clients and their partners, suppliers and employees. Through Lawson Software’s consulting services Lawson Software primarily helps its clients implement their Lawson Software applications. Through Lawson Software’s support services Lawson Software provides ongoing maintenance and assistance to its clients.

Headquartered in St. Paul, Minnesota, Lawson Software has offices and affiliates serving North and South America, Europe and Africa. Lawson Software’s common stock is traded on Nasdaq under the symbol “LWSN.”

Selected Consolidated Historical Financial Data of Lawson Software

The following table summarizes selected historical consolidated financial data of Lawson Software which should be read in conjunction with the consolidated financial statements of Lawson Software, and the notes thereto, included as part of Lawson Software’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005. The financial data for the five years ended May 31, 2005 has been derived from the audited consolidated financial statements of Lawson Software. The financial data as of and for the six months ended November 30, 2005 and 2004 has been derived from the unaudited condensed consolidated financial statements of Lawson Software included as part of Lawson Software’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2005. In the opinion of Lawson Software’s management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the six months ended November 30, 2005 and 2004 have been reflected therein. Operating results for the six month ended November 30, 2005 are not necessarily indicative of the results that may be expected for the full year.

	Six Months Ended November 30,			For the Years Ended May 31,
	2005	2004	2005	2004	2003	2002	2001
	(unaudited)

Consolidated Operating Results
(In thousands, except per share data)
Total revenues	$176,951	$165,684	$335,184	$363,583	$344,318	$428,336	$394,324
Operating income (loss)	$10,485	$(7,255)	$3,789	$12,105	$(10,728)	$15,537	$24,170
Net income (loss) (1)	$10,733	$(3,437)	$5,262	$7,991	$(3,825)	$8,378	$14,569
Net income (loss) applicable to common shareholders (1)	$10,733	$(3,437)	$5,262	$7,991	$(3,825)	$(21,720)	$14,517
Basic net income (loss) per common share	$0.11	$(0.03)	$0.05	$0.08	$(0.04)	$(0.27)	$0.21
Diluted net income (loss) per common share	$0.10	$(0.03)	$0.05	$0.07	$(0.04)	$(0.27)	$0.17
Other Data
Common stock dividends per share	$—	$—	$—	$—	$—	$—	$—
Consolidated cash flows from operating activities	$23,427	$5,940	$32,898	$17,833	$47,912	$6,003	$33,376
Consolidated cash flows, from (used for) investing activities	$(44,744)	$(27,682)	$82,222	$(27,491)	$(6,678)	$(180,484)	$(24,755)
Consolidated cash flows from (used for) financing activities	$6,270	$(4,267)	$228	$(27,817)	$(2,811)	$188,790	$4,356
Return (loss) on average stockholders’ equity (2)	3.5%	(1.2)%	1.9%	2.8%	(1.3)%	4.8%	33.0%
Consolidated Financial Condition
(As of period end)
Cash and investments	$260,792	$208,921	$234,613	$208,982	$260,512	$229,867	$77,608
Total assets	$441,910	$402,310	$420,718	$423,598	$432,209	$436,468	$236,103
Other long-term debt, net of current portion	$—	$—	$—	$990	$255	$904	$1,010
Stockholders’ equity (3)	$316,690	$277,533	$293,055	$282,886	$289,399	$285,484	$(24,869)
Long-term debt-to-total capital ratio	—%	—%	—%	0.3%	0.1%	0.3%	1.3%

(1)   As a result of the conversion of the Series A Preferred Stock to common stock, which accelerated the amortization of the beneficial conversion feature a USD 30.0 million non-cash charge to net income available to common shareholders for the unamortized value of the beneficial conversion feature of the preferred stock was recorded for the year ended May 31, 2002.

(2)   Due to the initial public offering on December 12, 2001, the average shareholder equity increased from USD 44.2 million for the twelve months ended May 31, 2001, to USD 174.5 million for the twelve months ended May 31, 2002.

(3)   Lawson Software closed its initial public offering on December 12, 2001. On December 12, 2001 Lawson Software had 93.3 million shares of common stock and 106.8 million shares on a fully diluted basis using the treasury method. Lawson Software received proceeds, net of commissions and expenses of USD 197.3 million in the initial public offering.

Key Ratio Data

	Six Months Ended November 30,			For the years ended May 31,
	2005	2004	2005	2004	2003(1)	2002	2001(2)
	(unaudited)
Gross margin	59.4%	52.4%	55.1%	58.1%	54.7%	56.9%	60.8%
Operating margin	5.9%	(4.4)%	1.1%	3.3%	(3.1)%	3.6%	6.1%
Return on average capital employed	4.9%	(2.0)%	2.9%	5.3%	(2.1)%	10.4%	57.2%
Return on equity	3.5%	(1.2)%	1.9%	2.8%	(1.3)%	4.8%	33.0%
Equity/assets ratio	71.7%	69.0%	69.7%	66.8%	67.0%	65.4%	(10.5)%
Long-term debt/equity ratio	0.3%	0.8%	0.6%	0.9%	0.4%	0.7%	(7.2)%
Proportion of risk capital	72.6%	69.8%	70.5%	67.6%	67.9%	66.1%	27.6%
Interest coverage ratio	606.3	(203.3)	166.7	219.8	(45.8)	9.0	17.3
R&D expenses	$28,550	$31,301	$62,158	$64,888	$59,115	$66,897	$52,600
Capitalized R&D expenditures	—	—	—	—	—	—	—
Number of employees, end of period	1,367	1,485	1,354	1,579	1,675	2,066	1,993
Equity per share, before dilution, end of period	$3.11	$2.82	$2.96	$2.87	$2.95	$3.59	$(0.36)
Equity per share, after dilution, end of period	$2.98	$2.66	$2.80	$2.64	$2.80	$2.90	$(0.29)
Net asset value per share, end of period	$3.08	$2.81	$2.91	$2.88	$2.96	$3.00	$0.92
Share price, end of period	$7.59	$6.18	$5.95	$7.17	$5.09	$6.31	$13.95
Price/earnings ratio, end of period	75.2	(187.6)	118.3	96.0	neg	79.4	85.5
Diluted weighted average shares	106,298	104,354	104,623	107,000	98,165	79,630	69,709
Tangible asset value per share, end of period	$2.39	$2.00	$2.16	$2.02	$2.51	$2.60	$0.85

(1)   For the year ended May 31, 2003, revenues from license fees decreased USD 77.6 million from the prior year. This decrease was primarily the result of a continued economic slowdown in information technology spending. Although operating expenses decreased in total dollars, as a percentage of total revenue operating expenses increased to 57.8% from 53.3% in the prior period. As a result, key operating ratios were negatively impacted.

(2)   Lawson Software closed its initial public offering on December 12, 2001. Lawson Software received proceeds, net of commissions and expenses of USD 197.3 in the initial public offering. These fiscal 2001 amounts are pre-initial public offering, and therefore present results that may not be comparable to the results after the initial public offering.

Definitions of Key Ratios

The key ratios and certain other operating and per share data are defined as follows:

Capital employed	Total assets less non-interest bearing liabilities and provisions.
Long-term debt/equity ratio	Total long-term debt divided by stockholders’ equity.
Equity per share, before dilution	Stockholders’ equity divided by the number of weighted average outstanding shares.
Equity per share, after dilution	Stockholders’ equity divided by the sum of the number fully diluted weighted average outstanding shares.
Equity/assets ratio	Stockholders’ equity divided by total assets.
Gross margin	Gross profit, divided by net revenues.
Interest coverage ratio	Operating profit before interest, tax and goodwill amortization (EBITDA) plus interest income and similar items, divided by interest expense and similar items.
Net asset value per share	Total assets minus total liabilities divided by the number of outstanding shares.
Operating margin	Operating profit before interest and tax, divided by total revenues.
Price/earnings ratio	Share price at year-end divided by net income (loss) for the year per share.
Proportion of risk capital	The total of stockholders’ equity and long-term liabilities expressed as a percentage of total assets.
Return on average capital employed	Operating profit before interest and tax (EBIT) plus interest income and similar items, divided by average capital employed.
Return on equity	Net income divided by average stockholders’ equity.
Tangible asset value per share	Total assets minus goodwill and other intangibles minus total liabilities divided by the number of outstanding shares.
Debt/equity ratio	Interest bearing debt divided by stockholder’s equity.

Intentia in Brief

Intentia designs, develops and globally distributes integrated enterprise resource planning, or ERP, software applications and consulting services to companies whose core processes involve the national and global manufacturing, distribution and maintenance of products. Intentia’s customers are typically medium to large organizations that operate in complex supply chains with limited internal resources. Intentia also offers highly specialized solutions that meet the specific needs of companies operating in the following global industries: fashion; food and beverages; wholesale distribution, asset and maintenance intensive industries. Customers in these industries require the reliability, experience and security of a substantial supplier with the flexibility and specialized knowledge of their industries; Intentia meets these requirements and its processes have built up from over 20 years of dedicated experience adding additional value. Intentia Series B shares are traded on the Stockholm Stock Exchange under the symbol “INT B”.

Selected Consolidated Historical Financial Data of Intentia

The following table summarizes selected historical consolidated financial data of Intentia, which should be read in conjunction with the consolidated financial statements of Intentia, and the notes thereto, included in the prospectus. For purposes of the consolidated financial statements, all references to Intentia include Intentia International AB and its consolidated entities. This information has been prepared in accordance with generally accepted accounting principles in Sweden, or Swedish GAAP. For a quantitative reconciliation of net income (loss) and shareholders’ equity to U.S. GAAP for the years ended December 31, 2004 and 2003 and a discussion of differences between Swedish GAAP and U.S. GAAP as they relate to the Intentia financial statements, please refer to Note 29 of the Intentia consolidated financial statements for the year ended December 31, 2004 and the six months ended June 30, 2005, included in the prospectus. The financial data for the five years ended December 31, 2004 has been derived from the audited consolidated financial statements of Intentia (for financial information regarding the first six months of 2005, the same accounting principles as in 2004 have been applied). The financial data as of and for the six months ended June 30, 2005 and 2004 has been derived from the unaudited condensed consolidated financial statements of Intentia. In the opinion of Intentia’s management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the financial data for the six months ended June 30, 2005 and 2004 have been reflected therein. The operating results for the year ended December 31, 2004 are not necessarily indicative of the results for any future period. Results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year.

Intentia’s six month and annual results that follow include restructuring charges which in large part account for the negative profitability in the six month ended June 30, 2005 and year ended December 30, 2004 results. Intentia has undergone significant downsizing of headcount over the past 18 months. For the six months ended June 30, 2005, included in the loss from operations are restructuring charges of 27.6 million SEK. For the year ended December 30, 2004, included in the loss from operations are restructuring charges of 172.0 million SEK

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000*
Consolidated Operating Results
(In SEK million, except per share data)
Total revenues	1,450.9	1,472.2	2,982.9	3,106.3	3,838.8	4,217.3	3,312.6
Operating income (loss) (1)	(6.8)	(103.9)	(277.3)	(237.6)	(107.0)	100.0	(289.8)
Net income (loss) applicable to common shareholders	(58.0)	(135.5)	(354.2)	(411.1)	(143.5)	(56.5)	(343.6)
Basic net income (loss) per common share	(0.35)	(0.91)	(2.36)	(5.96)	(3.93)	(1.94)	(14.16)
Diluted net income (loss) per common share	(0.35)	(0.91)	(2.36)	(5.96)	(3.93)	(1.94)	(14.16)

Other Data
Common stock dividends per share	—	—	—	—	—	—	—
Consolidated cash flows from (used for) operating activities	(110.6)	10.2	27.4	162.9	85.7	321.8	(526.4)
Consolidated cash flows from (used for) investing activities	(70.1)	(83.6)	(200.0)	(173.8)	(265.2)	(269.5)	(58.8)
Consolidated cash flows from (used for) financing activities	(11.0)	56.6	375.9	(96.3)	(58.6)	175.7	262.8
Return (loss) on average stockholders’ equity	(6.6)%	(15.4)%	(41.0)%	(51.0)%	(18.7)%	(18.3)%	(137.5)%

* As reported in Annual report 2001

(1)   Intentia’s results for the periods presented were adversely affected by restructuring charges, which totalled SEK 20.0 million in 2002, SEK 40.3 million in 2003, SEK 172.0 million in 2004 (of which SEK 45.1 million was incurred in the six months ended June 30, 2004), and SEK 27.6 million in the six months ended June 30, 2005.

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000*
Consolidated Financial Condition
(As of Period End)
In SEK million
Cash and investments (2)	362.6	228.3	499.7	294.1	402.8	644.4	401.0
Total assets	2,479.3	2,399.8	2,666.3	2,517.6	3,414.7	3,866.6	3,130.8
Debt (3)	322.8	127.9	296.2	307.1	927.6	993.8	1,497.4
Stockholders’ equity (4)	810.8	939.0	936.7	831.6	779.4	850.3	133.0
Debt-to-total capital ratio	13.0%	5.3%	11.1%	12.2%	27.2%	25.7%	47.8%

* As reported in Annual report 2001

(2)   Equals the “liquid funds” line on Intentia’s annual reports and “cash and bank balances and short-term investments” and “cash and cash equivalents” on Intentia’s interim reports

(3)   Intentia issued 5% Convertible Subordinated Notes due 2006 in 1999. In 2003 Intentia repurchased 86% of the then outstanding notes at 65% of their nominal face value plus accrued interest, which resulted in a gain of approximately SEK 154.3 million in 2003. Intentia entered into a loan agreement with Tennenbaum Capital Partners in September 2004, for an aggregate amount of USD 26.8 million (SEK 197.1 million) to finance a restructuring of operations.

(4)   Intentia made two issuances of stock in 2004 for total net proceeds of SEK 416.5 million. On February 6, 2004, shareholders approved a directed issue of shares and debentures with detachable warrants to Symphony Technology Group, which subscribed to 38.8 million shares at a price of SEK 6.60 per share; and on September 6, 2004, shareholders approved a directed issue of approximately 19.1 million shares to funds managed by Tennenbaum Capital Partners at a price of SEK 8.98 per share.

Key Ratio Data

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2005	2004	2004	2003	2002	2001
Gross margin	41.7%	34.9%	34.1%	34.2%	37.7%	37.2%
Operating margin	(0.5)%	(7.1)%	(9.3)%	(7.6)%	(2.8)%	2.4%
Return on average capital employed	(0.2)%	(9.7)%	(25.3)%	(15.7)%	(4.9)%	7.6%
Return on equity	(6.6)%	(15.4)%	(41.0)%	(51.0)%	(18.7)%	(18.3)%
Equity/assets ratio	32.7%	39.1%	35.1%	33.0%	22.8%	22.0%
Debt/equity ratio	39.8%	13.6%	31.6%	36.9%	119.0%	116.9%
Proportion of risk capital	45.4%	43.9%	45.8%	37.7%	41.1%	38.9%
Interest coverage ratio	1.0	(5.2)	(5.8)	(1.2)	(0.1)	2.1
R&D expenses, MSEK	157.0	140.8	305.8	282.7	388.3	327.0
Capitalized R&D expenditures, MSEK	58.4	77.6	158.9	176.6	153.6	126,0
Number of employees, end of period	2,212	2,709	2,371	2,999	3,319	3,325
Equity per share, before dilution, end of period, SEK	4.8	6.3	5.6	7.6	21.3	23.6
Equity per share, after dilution, end of period, SEK	4.2	4.9	4.9	7.5	19.2	19.9
Net asset value per share, end of period, SEK	4.8	6.4	5.6	7.7	21.9	24.1
Share price, end of period, SEK	16.4	9.1	14.3	7.2	17.4	64.0
Price/earnings ratio, end of period	neg	neg	neg	neg	neg	neg
Diluted weighted average number of shares (thousands)	190,653	156,217	170,586	71,559	40,514	33,281
Tangible asset value per share, end of period	1.41	2.28	2.18	2.15	5.50	9.78

Definitions of Key Ratios

The key ratios and certain other operating and per share data are defined on page 15.

Terms and Conditions

Terms of the Exchange Offer

Lawson Holdings is offering to Intentia securityholders the opportunity to exchange each of their Series A shares for 0.5061 of a newly issued share of Lawson Holdings common stock, each of their Series B shares for 0.4519 of a newly issued share of Lawson Holdings common stock and each Warrant for 0.2157 of a newly issued share of Lawson Holdings common stock. The premium offered for Series A shares in relation to the Series B shares is based in part on the historical premium at which the Series A shares have been purchased and sold. On February 9, 2005, Symphony Technology Group and Tennenbaum Capital Partners acquired 1,050,000 and 1,814,700 Series A shares, respectively, at a premium of approximately 23%. In addition, Series A shares represent 3.05% of the total shares outstanding as of February 28, 2006, but 23.95% of the total voting power of the shares outstanding, since the Series A shares hold ten votes per share while the Series B shares hold one vote per share, and their tender is important to the success of the Exchange Offer. The price offered for the warrants in the Exchange Offer is based on the difference between the price offered for the Series B shares and the subscription price for the Series B shares under the warrants. The Swedish Securities Council has determined that the difference in consideration for the Series A shares and the Series B shares complies with best practice (Sw: god sed) on the Swedish stock market (statement 2005:13). The same exchange ratios will apply to the Series A shares, Series B shares and warrants tendered into the Exchange Offer by Symphony Technology Group and the funds managed by Tennenbaum Capital Partners pursuant to the irrevocable undertakings as will apply to all other Series A shares, Series B shares and Warrants, respectively, tendered into the Exchange Offer.

In connection with the Exchange Offer and subject to its completion, Lawson Holdings anticipates that it will make an offer to purchase all outstanding notes for cash equal to the principal amount outstanding, plus accrued but unpaid interest, if any, to the end of the acceptance period for the notes. The note consideration will only be paid after the conditions to the Exchange Offer are satisfied or, to the extent permissible, waived and in no event earlier than the expiration date of the acceptance period for the Exchange Offer.

Cost of Transfer

No commission will be charged by Lawson Holdings in the Exchange Offer. However, if an Intentia securityholder’s securities are registered in the name of a nominee and the nominee charges a fee in connection with tendering these securities, the Intentia securityholder will be responsible for the payment of any such fees.

Conditions to the Exchange Offer

The Exchange Offer is subject to the fulfillment or waiver of following conditions at or prior to the expiration of the acceptance period of the Exchange Offer:

1.     That the Exchange Offer is accepted to the extent that Lawson Holdings becomes the owner of shares (including warrants to purchase shares) representing more than 90% of each of the outstanding shares and voting power in Intentia on a fully diluted basis (including all shares issuable pursuant to outstanding warrants but excluding shares issuable pursuant to outstanding convertible securities);

2.     That the board of directors of Intentia has not withdrawn, or materially adversely modified, its recommendation that Intentia shareholders accept the Exchange Offer;

3.     That the shares of Lawson Holdings to be issued in the Exchange Offer are approved for listing on the Nasdaq National Market;

4.     That all necessary approvals from public authorities, including competition authorities, are obtained on terms reasonably acceptable to Lawson Holdings;

5.     That Lawson Holdings’ Registration Statement on Form S-4 in the United States, which will register the shares of Lawson Holdings common stock to be issued pursuant to the Exchange Offer, has become effective under the Securities Act of 1933, as amended, and is not the subject of any stop order or proceeding seeking a stop order;

6.     That Lawson Software’s stockholders have approved the Merger* and the issuance of the Lawson Holdings shares in connection with the Exchange Offer by the required vote under Nasdaq rules;

7.     That no buyer publicly announces an offer to acquire shares in Lawson Software, which based on the good faith determination by the board of directors of Lawson Software of its fiduciary obligations to its stockholders under law in the United States, results in the withdrawal or material, adverse modification of the Lawson Software board’s recommendation that the Lawson Software stockholders approve the Merger* and the issuance of shares of Lawson Holdings in connection with the Exchange Offer; provided that the board of directors of Lawson Software may not withdraw or modify its recommendation unless (i) it receives an alternative acquisition proposal, (ii) it provides Intentia prior notice of Lawson Software’s board meeting to consider the alternative proposal, (iii) a majority of Lawson Software’s board makes a good faith determination (with the consultation of its legal and financial advisors) that the alternative acquisition proposal represents a superior proposal, (iv) Lawson Software’s board determines in good faith that the board recommendation change is required in order to satisfy the board’s fiduciary duties to Lawson Software’s stockholders, and (v) Lawson Software shall not have violated its nonsolicitation obligation to Intentia;

*      The merger of Lawson Acquisition, Inc. with and into Lawson Software, pursuant to the terms of a merger agreement among Lawson Software, Lawson Holdings and Lawson Acquisition, Inc.

8.     That Intentia does not take any measures which are reasonably likely to have a material adverse effect (as defined below) on the satisfaction of the conditions to the Exchange Offer or its implementation, including any of the following that are reasonably likely to have such an effect: (i) disposing of a material part of Intentia’s assets, (ii) declaring or paying any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of Intentia’s capital stock, (iii) increasing or agreeing to increase the compensation payable or to become payable to Intentia’s officers or, except in accordance with past practice, employees, (iv) granting or agreeing to grant any severance or termination pay except in accordance with past practice or with the consent of Lawson Software, or (v) operating Intentia in a manner other than in the ordinary course of its business;

9.     That, prior to the expiration of the acceptance period, the combination of Lawson Software and Intentia is not prohibited or significantly impaired, or the ownership or operation of Intentia by Lawson Holdings is not prohibited or significantly impaired, as the result of legislation, actions of a court or public authority, or similar events in Sweden, in the United States, or in another country, which have occurred or is expected to occur;

10.   That no material adverse effect on Intentia’s financial condition or operations (as defined below) has occurred or exists;

11.   That Intentia, after the date of the announcement of the Exchange Offer, has not issued any shares of its capital stock or granted any options, rights or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, except upon the exercise of warrants, options or convertible securities outstanding on the date of the announcement or with Lawson Software’s prior written approval; and

12.   That Lawson Software and Lawson Holdings shall have received an opinion of Dorsey & Whitney LLP, counsel to Lawson Software and Lawson Holdings, and Intentia shall have received an opinion of O’Melveny & Myers LLP, counsel to Intentia, respectively, that the Merger* and Exchange Offer, considered together, will qualify as an exchange described in Section 351 of the Internal Revenue Code for United States federal income tax purposes.

For the purposes of this section, “material adverse effect” shall mean any change, effect, event, state of facts or inaccuracy (including, without limitation, any inaccurate or misstated information made public by Intentia or any information which should have been made public by Intentia and has not been made public), that has not been made public or disclosed in writing to Lawson Software prior to the announcement of the Exchange Offer and that has had a material adverse effect on Intentia’s business, results of operations, or financial condition; provided, however, no changes, effects, events or state of facts related to any of the following shall be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a material adverse effect: (a) conditions affecting the software industry generally or the economy of any country where Intentia has conducted operations generally; (b) the announcement or pendency of the Exchange Offer; (c) conditions affecting general world-wide economic, business or capital market conditions; (d) changes in applicable laws or accounting principles after the date of the announcement of the Exchange Offer; or (e) an outbreak or escalation of hostilities involving the United States or Sweden, the declaration of the United States or Sweden of a national emergency or war, or the occurrence of any acts of terrorism.

Lawson Holdings may withdraw the Exchange Offer in the event that it is clear that any of the above conditions are not fulfilled or cannot be fulfilled. However, with regard to the conditions 2 through 5 and 7 through 12, Lawson Holdings may only withdraw provided that the failure of the relevant condition is of material importance to Lawson Software’s combination with Intentia.

Lawson Holdings reserves the right to waive, in whole or in part, all of the conditions set out above, save for conditions 3 through 6 and 12. However, condition 1 will not be waived if Lawson Holdings would obtain less than 70% of the outstanding shares and voting power of Intentia.

The Swedish Securities Council has determined that condition 7 to the Exchange Offer is in compliance with best practice on the Swedish stock market provided that the determination of the Lawson Software board of directors is based on a professional legal analysis of U.S. law (statement 2005:16).

In connection with the condition (6) above, Lawson Software has convened an annual meeting of the stockholders to be held on April 17, 2006.

Lawson Holdings will issue a press release in the United States and Sweden once these conditions have been satisfied or waived, to the extent that they can be waived.

Acceptance Procedure

Holders of shares and warrants who are directly registered with VPC (the Swedish Central Securities Depository) and who wish to accept the Exchange Offer should complete and submit an acceptance form during the acceptance period, March 27, 2006 to April 24, 2006, to:

Carnegie Investment Bank AB

Transaction Support

SE-110 51 Stockholm

Sweden

The acceptance form may also be submitted to a bank or brokerage firm in Sweden for forwarding to Carnegie to the address stated above. Acceptance forms must be submitted or sent by mail in sufficient time prior to the final acceptance day in order to be received by Carnegie no later than 5 p.m. (CET) on April 24, 2006. Please note that an incomplete or incorrectly completed acceptance form may be disregarded.

The securities account (the “VPC account”), where the shares and/or warrants are registered and the current holdings of shares and/or warrants are shown on the preprinted acceptance form, which was distributed to those who were directly registered holders on March 24, 2006.

*      The merger of Lawson Acquisition, Inc. with and into Lawson Software, pursuant to the terms of a merger agreement among Lawson Software, Lawson Holdings and Lawson Acquisition, Inc.

Requests for additional acceptance forms and other questions relating to the Exchange Offer may be addressed to Carnegie (Phone: +46 (0) 8 588 694 88).

Nominee Registered Holdings

Holders of shares and/or warrants whose holdings are registered in the name of a nominee at a bank or other custodian will not receive this Information brochure or a preprinted acceptance form and should contact their bank or other nominee for assistance in depositing their Shares and/or Warrants to the Exchange Offer. Acceptance of Shares and/or Warrants registered in the name of a nominee shall be made in accordance with instructions from the nominee of such holder.

Pledged Securities

In case the shares and/or warrants are pledged, both the holder of the shares and/or warrants and the pledge holder must sign the acceptance form.

Confirmation of Transfer of Shares and/or Warrants to Blocked VPC Accounts

Following receipt and registration by Carnegie of duly completed acceptance forms, the shares and warrants will be transferred to a newly opened blocked VPC account in the name of the holder. In connection therewith, VPC will send a confirmation notice showing the withdrawal from the original VPC account and the deposit into the newly opened, blocked VPC account. Holders of shares and/or warrants will not be able to transfer or otherwise dispose of any shares and/or warrants transferred to a blocked VPC account unless a valid withdrawal notice is received pursuant to the instructions below, or the Exchange Offer is not consummated.

If the relevant shares and/or warrants are registered in the name of a nominee, confirmation will be sent to the nominee. If the relevant shares and/or warrants are pledged confirmation will only be sent to the holder of the pledge.

Settlement

Provided that Lawson Holdings has announced that the conditions for the consummation of the Exchange Offer have been fulfilled, or that Lawson Holdings announces that the conditions for the consummation of the Exchange Offer that may be waived by Lawson Holdings have been waived, the Exchange Offer will close and settlement, which means payment of the consideration to the share and/or warrant holders, will begin promptly following the expiration of the acceptance period. As stated herein, the acceptance period may be extended, in which case settlement will be postponed accordingly.

Any holder of shares and/or warrants that accepts the Exchange Offer thereby authorizes Carnegie to (i) deliver shares and/or warrants to Lawson Holdings according to the terms of the Exchange Offer, and (ii) to the extent required, subscribe for shares of Lawson Holdings common stock on behalf of the securityholder.

A holder of shares and/or warrants who has accepted the Exchange Offer will receive VPC-registered Lawson Holdings shares to his/her VPC account, where the shares and/or warrants where held. In connection therewith, the holder of shares and/or warrants will receive a notice confirming the deposit of VPC-registered Lawson Holdings shares into the VPC account. Holders of shares and/or warrants will not receive a confirmation of the withdrawal of shares and/or warrants from the blocked VPC account.

If the shares and/or warrants are registered in the name of a nominee, settlement will be made in accordance with the policies and practices of the nominee.

Fractional Shares

Due to the relevant exchange ratios, most holders of shares and/or warrants will receive fractional shares in Lawson Holdings. As is customary in Sweden, these fractional shares will be combined into whole shares and automatically sold on behalf of the holders by Carnegie on Nasdaq on a best efforts basis. Provided that Lawson Holdings has announced that the conditions for the consummation of the Exchange Offer have been fulfilled, or that Lawson Holdings announces that the conditions for the consummation of the Exchange Offer that may be waived by Lawson Holdings have been waived, Carnegie will commence these sales promptly after the expiration of the acceptance period of the Exchange Offer. The sales proceeds will be divided in proportion to the fractional share each holder of shares and/or warrants is entitled to. No commissions will be charged on the sale. Following the sale, the securityholders in question will be sent a contract note indicating the fractional shares sold. The sales proceeds will be converted to Swedish kronor at prevailing exchange rates and will be paid in Swedish kronor (rounded off to the nearest Swedish krona according to current rounding-off rules) to the bank account (proceeds account) linked to each securityholders’ VPC account. Securityholders who do not have a proceeds account or whose proceeds account is a plus giro account will receive their proceeds in the form of a payment notice. Payment of the sales proceeds will be made promptly after the sales are completed.

Share and/or warrant holders whose holdings are registered in the name of a nominee through a bank or a brokerage firm will not be notified by VPC. Instead, notification will be made in accordance with the policies and practices of each nominee.

Right to Extend the Acceptance Period

Lawson Holdings reserves the right to extend the acceptance period. If the acceptance period is extended prior to the satisfaction or waiver of conditions for the consummation of the Exchange Offer, settlement will be postponed accordingly. Lawson Holdings will make a public announcement of any extension of the acceptance period, such announcement to be disseminated no later than 3:00 p.m. (CET) (8:00 a.m. Minneapolis time) on the next U.S. business day after the previously scheduled expiration of the acceptance period of the Exchange Offer. Any public announcement of an extension of the acceptance period will include the approximate number of Shares and/or Warrants deposited to the Exchange Offer at the time of such notice. Lawson Software, Lawson Holdings or Intentia can terminate the Transaction Agreement* and the Exchange Offer if

*  Agreement (with amendment) regarding the Exchange Offer concluded by Lawson Software, Lawson Holdings and Intentia, for further information see Exhibit 1 in the prospectus.

the public announcement of the satisfaction of all conditions to the Exchange Offer has not been made by April 30, 2006.

Right to Withdrawal of Acceptance

The holders of shares and/or warrants have the right to withdraw their acceptances of the Exchange Offer. To be valid, such withdrawal must be made in writing and must be received by Carnegie at the address set forth above, not later than 3:00 p.m. (CET) on the last day of the acceptance period. In the case of withdrawal of acceptance with respect to nominee registered securities, the nominee shall be instructed to provide such withdrawal notice to Carnegie. If any condition that Lawson Holdings has reserved the right to control remains unfulfilled or unwaived at that date and the acceptance period is extended, the right to withdrawal shall also apply correspondingly during the extended acceptance period.

Rights Pertaining to the Shares of Lawson Holdings Common Stock

The shares of Lawson Holdings common stock to be issued under the Exchange Offer will rank in all respects pari passu with the other issued shares of Lawson Holdings common stock and will carry right to any dividend paid to stockholders after the date of issuance. See the sections entitled “Lawson – Share Capital and Ownership Structure” and “Comparison of Rights of Holders of Lawson Holdings Common Stock and Intentia Shares” in the prospectus. The shares of Lawson Holdings common stock to be issued in the Exchange Offer, subject to approval for listing on the Nasdaq and secondary listing on the O-list of the Stockholm Stock Exchange, will be quoted on the Nasdaq and the Stockholm Stock Exchange. If the Exchange Offer is completed and more than 90% of each of the outstanding shares and voting power in Intentia are acquired, it will be requested that the Intentia Series B shares will be de-listed from the Stockholm Stock Exchange.

Directly registered shares in Lawson Holdings

As part of the Exchange Offer, holders of shares and/or warrants, who have accepted the Exchange Offer, will receive VPC-registered shares in Lawson Holdings. By issuing VPC registered shares, holders of shares and/or warrants can receive their shares in Lawson Holdings without a custodian account with a bank or brokerage firm. To make this possible, these shares in Lawson Holdings will be registered by VPC, in accordance with the Financial Instruments Accounts Act (SFS 1998:1479). Special routines will therefore apply to holders of VPC-registered shares. The routines are summarized below.

Application to List the Lawson Holdings Shares on the O-list of the Stockholm Stock Exchange

As of the date of the Information brochure, Lawson Software common stock trades only on the Nasdaq in the United States, under the symbol: “LWSN”. Information on the share price performance may be found on Nasdaq’s website, www.nasdaq.com.

Lawson Holdings will apply for a secondary listing of shares of Lawson Holdings common stock on the O-list of the Stockholm Stock Exchange. The O-list is one of the two main lists on the Stockholm Stock Exchange and companies on the O-list generally have smaller market capitalization than companies on the A-list. Subject to approval by the Stockholm Stock Exchange, the trading in the VPC-registered Lawson Holdings common stock is expected to commence on the Stockholm Stock Exchange as soon as practicable after settlement of the Exchange Offer.

Trading in Lawson Holdings common stock on Nasdaq

As of the closing of the Exchange Offer, all of the shares of Lawson Holdings common stock issued in the Exchange Offer will have been approved for listing on Nasdaq and trading in such shares is expected to be effective upon issuance. Trading on Nasdaq is conducted in U.S. Dollars. Holders of VPC registeredLawson Holdings common stock who wish to trade their shares on Nasdaq must make arrangements to first have their VPC-registered Lawson Holdings common stock transferable for settlement within DTC, the U.S. central securities depositary. A holder of Lawson Holdings common stock wishing to trade his or her shares on Nasdaq should contact his or her financial or brokerage institution for assistance in making the necessary arrangements. Certain limitations may apply to making such arrangements for example in connection with record dates. Holders of VPC-registered Lawson Holdings common stock are responsible for and must bear all costs arising in connection with the above arrangements.

Dividends

Lawson Software has never declared or paid a cash dividend. Lawson Holdings intends to retain earnings to fund future growth and the operation of the business and, accordingly, does not anticipate paying any cash dividends in the foreseeable future. However, payment of any approved dividend, when determined and payable, will be forwarded to holders of Lawson Holdings common stock, or where Lawson Holdings common stock are registered in the name of a nominee, in accordance with the routines of such nominee. Holders of non-VPC registered Lawson Holdings shares will receive dividends in U.S. Dollars. Holders of VPC-registered Lawson Holdings common stock will receive dividends in Swedish Kronor after conversion from U.S. Dollars at the then current exchange rate and after deduction of withholding tax, and as the case may be, preliminary tax.

The shares of Lawson Holdings common stock carry the right to possible dividend and other stockholders rights paid or otherwise due after the date of issuance, regardless of the fiscal year to which the dividend refers.

Meetings of Stockholders

Lawson Holdings will hold annual meetings of its stockholders at which it proposes to elect directors to hold office until its next annual meeting or until their successors are duly elected and qualified, and proposes such other business as may properly come before the meeting.

Each Lawson Holdings stockholder is entitled to one vote per share of common stock held at every meeting of stockholders.

Voting rights can be exercised only by those that are recorded in Lawson Holdings’ share register on the record date for any given meeting as determined by the board of directors of Lawson Holdings. Stockholders are entitled to participate and exercise their voting rights at the general meeting of stockholders in person or by proxy. The proxy can be in electronic form.

Lawson Holdings will distribute notices of stockholder meetings in English as well as other voting materials to holders of VPC-registered Lawson Holdings common stock as of the record date.

Stock Market Reporting

As a U.S. public company listed on Nasdaq, Lawson Software is, and Lawson Holdings will be, subject to current quarterly and annual financial reporting requirements and files public reports with the SEC which are accessible (in English) on Lawson Software’s website at www.lawson.com and at the SEC’s website at www.sec.gov. Lawson Holdings will report (in English) to the Stockholm Stock Exchange and to the Swedish stock market in accordance with its listing agreement.

Share Ownership Information

All stockholders of Lawson Holdings who, directly or indirectly, own more than 5% of the total outstanding shares of common stock of Lawson Holdings are required to report such ownership to the SEC pursuant to the U.S. Securities Exchange Act of 1934, referred to as the Exchange Act. These filings are made public by the SEC. Also, officers, directors and holders of 10% or more of Lawson Holdings shares are subject to the insider trading reporting requirements of Section 16 of the U.S. Securities Exchange Act of 1934, as amended.

Special Considerations

Statement of Opinion obtained from the Swedish Securities Council The Exchange Offer was made public on June 2, 2005, by means of a press release. Under applicable Swedish rules, the prospectus in respect of the Exchange Offer shall be presented no later than five weeks following the date of the press release. Lawson Holdings has obtained a statement from and dispensation granted by the Swedish Securities Council (Sw. Aktiemarknadsnämnden) in respect of the five week requirement (Statement 2005:21).

Statements 2005:13 and 2005:16 of the Swedish Securities Council have been described above.

Compulsory Acquisition Proceedings

Following successful completion of the Exchange Offer, Lawson Holdings intends to initiate compulsory acquisition proceedings under Swedish law to purchase the remaining shares for cash. In order to initiate compulsory acquisition proceedings under Swedish law, Lawson Holdings must acquire more than 90% of the outstanding shares in Intentia. If Lawson Holdings meets this legal requirement and furthermore acquires more than 90% of each of the outstanding shares and voting power in Intentia on a fully diluted basis using the treasury method (including all shares issuable pursuant to outstanding warrants but excluding shares issuable pursuant to outstanding convertible securities), Lawson Holdings intends to purchase the remaining shares for cash, pursuant to compulsory acquisition proceedings under Swedish law. If Lawson Holdings successfully acquires this amount, as soon as practicable after the closing of the Exchange Offer it intends to initiate Swedish compulsory acquisition proceedings. In the event that the minimum acceptance condition of the Exchange Offer is not met, Lawson Holdings reserves the right to waive the condition and proceed with a compulsory acquisition if permitted under Swedish law.

The actual price per share purchased pursuant to Swedish compulsory acquisition proceedings, initiated after a share exchange offer, is based on the average closing price for the bidder’s stock during the acceptance period. In addition, interest will accrue on the purchase price from the day the compulsory acquisition proceedings are initiated. Assuming 90.01% of each of the outstanding shares and voting power in Intentia on a fully diluted basis using the treasury method are tendered in the Exchange Offer and the price that is required to be paid pursuant to the Swedish compulsory acquisition proceedings equals SEK 22.17 per Series A share and SEK 19.80 per Series B share, Lawson Holdings could be obligated to pay approximately USD 47 million (approximately SEK 348 million assuming a currency exchange rate of SEK 7.4108 to USD 1.00 as of May 31, 2005) plus interest for the shares purchased in the compulsory acquisition. This cash expenditure would normally occur between one and three years after the closing of the Exchange Offer. However, Lawson Holdings may be required to make payment for part of the acquisition sum at an earlier stage. Following the entering into force of an award on advance acquisition of the minority shareholders’ shares, the arbitration tribunal may – at the request of a party to the proceedings or the legal representative for the minority shareholders – issue a separate award in respect of the acquisition sum accepted by Lawson Holdings. Thus, Lawson Holdings may be obliged to settle such part of the acquisition sum prior to the final arbitration award. The actual price for the shares purchased pursuant to the compulsory acquisition proceedings is to be determined by an arbitration panel, and the total amount payable by Lawson Holdings under the compulsory acquisition proceedings may be greater or lesser than USD 47 million.

Anticipated Tax and Accounting Treatment of the Exchange Offer

The completion of the Exchange Offer is subject to a non-waivable condition that Lawson Software, Lawson Holdings and Intentia have received opinions from their respective counsel that the Merger and the Exchange Offer, considered together, will qualify for U.S. federal income tax purposes as a tax-free exchange described in Section 351 of the Internal Revenue Code of 1986, as amended. In accordance with treatment of the Merger and the Exchange Offer, considered together, as a tax-free exchange described in Section 351 ofthe Internal Revenue Code of 1986, as amended, no gain or loss will be recognized upon the receipt of Lawson Holdings common stock by U.S. holders of Lawson Software common stock in connection with the Merger or by U.S. holders of shares or warrants in connection with the Exchange Offer (except with respect to cash received in lieu of fractional shares). The acquisition of shares and warrants acquired in the Exchange Offer and under the irrevocable undertakings will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America, which means that Intentia’s results of operations will effectively be included with Lawson Software’s from the closing date and their respective consolidated assets and liabilities, including identified intangible assets, will be recorded at their then fair values at the same time with the excess allocated to goodwill.

Restrictions on the Ability to Sell Lawson Holdings Common Stock

All shares of Lawson Holdings common stock issued in connection with the Exchange Offer will be freely transferable unless you are subject to a lock-up agreement described in the prospectus or you are considered an “affiliate” of either Intentia or Lawson Holdings for the purposes of the Securities Act of 1933, in which case you will be permitted to sell the shares of Lawson Holdings common stock you receive in the Exchange Offer only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. The prospectus does not register the resale of stock held by affiliates.

Tax considerations in Sweden

The following is a summary of certain Swedish tax consequences related to the Exchange Offer for shareholders that are residents of Sweden for tax purposes, unless otherwise stated. The summary does not cover tax issues in cases where individuals are deemed resident in Sweden due to their personal and financial connection with Sweden or in cases where securities constitute stock-in-trade or are held by partnerships. Nor does the summary cover cases where shares are business-related (Sw. näringsbetingade). For certain categories of taxpayers, e.g. investment companies and mutual funds, special tax rules may be applicable. As appropriate, each taxpayer should consult a tax adviser as to the tax consequences that the Exchange Offer may entail in that participant’s case, including the applicability and effect of foreign tax regulations, provisions of tax treaties and any other rules.

Taxation Upon Disposal of Intentia Shares General information for shareholders of Intentia

For shareholders of Intentia who accept the Exchange Offer and thereby exchange their shares for newly issued shares in Lawson Holdings, a taxable capital gain or a deductible capital loss will arise. Exceptions apply to individuals (and estate of deceased) who divest shares, see further below under “Postponement of taxation on share exchanges”.

A capital gain or a capital loss will be calculated as the difference between the sales price (minus sales expenses) and the tax base (acquisition value) of the shares disposed of. In the case of the share exchange according to this Exchange Offer, the sales price is the fair market value of the shares of Lawson Holdings common stock received at the time of the disposal. Lawson Holdings intends to seek General Advice with the tax authorities to have the value ascertained. Information regarding the value will be provided by advertisement in the Swedish daily press and/or in anyother way that Lawson Holdings deems suitable.

The tax base is calculated according to the average method, which means that the acquisition value per share is regarded as being the tax base value for all shares of the same class and type, adjusted for changes in the holding that have occurred. Since the Series B shares are listed, the acquisition value may, as an alternative, be determined as 20% of the net sales proceeds in accordance with the so-called standard method. This method is not applicable regarding the unlisted Series A shares.

The time for the disposal occurs when a legally binding agreement exists between the parties.

See further below concerning “Postponement of taxation on share exchanges” and “Deferred capital gains taxation”.

Individuals and Estate of Deceased

For individuals (and Swedish estate of deceased), capital gains are taxed in the category “income from capital” at a rate of 30%. In the case of postponement of taxation on share exchanges, no capital gains taxation occurs, see below.

A capital loss is deductible under the category “income from capital”. A capital loss on listed shares as well as on unlisted shares may be fully offset against capital gains on listed shares and other listed securities that are taxed as shares (except units in Swedish fixed income funds) as well as against capital gains on shares that are not listed. 70% of a loss in excess of such gain will be deductible from other “income from capital”.

If a net loss should arise in the capital income category in a given year, such net loss may reduce the tax on income from employment and business operations as well as property tax. This tax reduction is granted at 30% of the net loss that does not exceed SEK 100,000 and at 21% of any exceeding net loss. Neither the deficit nor the tax reduction may be carried forward to future years.

Limited Liability Companies

Limited liability companies are taxed for capital gains in the category “income from business operations” at a rate of 28%. See also below “Deferred capital gains taxation”.

Capital losses on shares may be offset only against capital gains on shares and other securities that are taxed as shares. If a capital loss cannot be deducted by the company that has suffered this loss, it may be deducted in the same year against another company’s capital gains on shares and other securities that are taxed as shares, provided these companies are entitled to carry out Group contributions between them. A net capital loss on shares may be carried forward and be offset against capital gains on shares and other securities that are taxed as shares without limitation in time.

Special rules apply should the Intentia shares qualify as business-related shares.

Postponement of Taxation on Share Exchanges For an individual who is domiciled or has a habitual abode in Sweden (or a Swedish estate of deceased) that accepts the Exchange Offer and thereby exchanges his/her Intentia shares for shares of Lawson Holdings common stock, no taxable capital gain or deductible capital loss is considered to arise (in accordance with the so-called “Share-exchange provision”).

The shares of Lawson Holdings common stock received are considered to have been acquired for the same tax base as applicable to the divested shares in Intentia. The exchange of shares shall not normally be declared in the tax return.

If holders of Intentia’s securities receive fractions of shares of Lawson Holdings common stock that are divested on Nasdaq with cash remuneration, the sale of the fraction of a share in Lawson Holdings will trigger capital gains tax.

In order for the rules on postponement of taxation to apply, amongst other things, it is necessary that Lawson Holdings will own more than 50% of the voting power of Intentia at the end of the calendar year when the disposal takes place. Provided that the Exchange Offer is completed, Lawson Holdings intends to hold shares in Intentia in such manner that this requirement will be met.

If an individual moves out of the EEA-area, the capital gain that arose from the share exchange shall become taxable.

Deferred Capital Gains Taxation

If a limited liability company, that exchanges Intentia shares for shares of Lawson Holdings common stock under the Exchange Offer, realizes a capital gain, a tax deferral for such gain may be claimed in the tax return if certain conditions are met.

In order for the deferral provision to apply it is necessary, amongst other things, that Lawson Holdings own more than 50% of the voting power of Intentia at the end of the calendar year when the disposal takes place. Provided that the Exchange Offer is completed, Lawson Holdings intends to hold shares in Intentia in such manner that this requirement will be met. In addition, it is normally required that the share exchange will result in a taxable capital gain.

Shareholders who wish to obtain a deferral of taxation must report the gain in their tax return for the divestment year and request a deferral of taxation. If a deferral is granted, the capital gain will be determined by the local tax authority in its tax assessment, in the form of a deferred tax amount, which must be allocated among the shares of Lawson Holdings common stock received.

If a tax deferral is granted, the deferred capital gain amount will be taxable at the latest when the shares of Lawson Holdings common stock are transferred to a new owner or the shares cease to exist. However, this will not apply if the shares received are divested through a subsequent share exchange that qualifies for the tax deferral to continue. The deferred capital gain amount may also become taxable should the shareholder so desire by stating this in the tax return.

Taxation Upon Disposal of Warrants

General Information for Holders of Warrants

For holders of warrants to purchase Series B shares who accept the Exchange Offer and thereby exchange their warrants for newly issued shares in Lawson Holdings, a taxable capital gain or a deductible capital loss will arise. Postponement or deferral of taxation does not apply in this case.

A capital gain or a capital loss will be calculated as the difference between the sales price (minus sales expenses) and the tax base of the warrants disposed of. In the case of the share exchange according to this Exchange Offer, the sales price is the fair market value of the shares of Lawson Holdings common stock received at the time of the disposal. Lawson Holdings intends to seek General Advice with the tax authorities to have the value ascertained. Information regarding the value will be provided by advertisement in the Swedish daily press and/or in any other way that Lawson Holdings deems suitable.

The tax base is calculated according to the average method, which means that the acquisition value per warrant is regarded as being the average tax base for all warrants of the same class and type, adjusted for changes in the holding that have occurred. The so-called standard method is not applicable.

The time for the disposal occurs when a legally binding agreement exists between the parties.

Individuals and Estate of Deceased

For individual (and Swedish estate of deceased), capital gains are taxed in the category “income from capital” at a rate of 30%.

70% of a capital loss on unlisted warrants will be deductible from other income from capital.

If a net loss should arise in the capital income category in a given year, such net loss may reduce the tax on income from employment and business operations as well as property tax. This tax reduction is granted at 30% of the net loss that does not exceed SEK 100,000 and at 21% of any exceeding net loss. Neither the deficit nor the tax reduction may be carried forward to future years.

Limited Liability Companies

Limited liability companies are taxed for capital gains on warrants in the category “income from business operations” at a rate of 28%.

Capital losses on warrants may be offset only against capital gains on shares and other securities that are taxed as shares. If a capital loss cannot be deducted by the company that has suffered this loss, it may be deducted in the same year against another company’s capital gains on shares and other securities that are taxed as shares, provided these companies are entitled to carry out Group contributions between them. A net capital loss on warrants may be carried forward and be offset against capital gains on shares and other securities that are taxed as shares without limitation in time.

Taxation Upon Disposal of Shares of
Lawson Holdings Common Stock Received

When a shareholder disposes of the shares of Lawson Holdings common stock received under this Exchange Offer, a liability for capital gains taxation will normally arise. If the rules on postponement of taxation have been applied in conjunction with this Exchange Offer, the shares of Lawson Holdings common stock received are regarded as having been acquired for the same tax base as applicable to the divested shares in Intentia.

Otherwise, the shares of Lawson Holdings common stock received are considered, for tax purposes, to have been acquired at the fair market value at the time of acquisition, whether a deferral has been granted or not. Lawson Holdings intends to seek General Advice with the tax authorities to have the value ascertained. If a deferral has been granted as described above, the deferred capital gain amount will also become payable.

If a deferral is granted and the seller, on the date of the share exchange, owned shares of the same class and type as the shares of Lawson Holdings common stock received, or acquire such shares after the exchange, the shares of Lawson Holdings common stock shall be deemed to have been disposed of in the following order: (1) Shares acquired prior the Exchange Offer, (2) Shares acquired through this Exchange Offer, (3) Shares acquired after the Exchange Offer.

Taxation of Dividends

A distribution paid by Lawson Holdings will be treated as a dividend for United States federal income tax purposes to the extent of Lawson Holdings’ current or accumulated “earnings and profits” (as determined under the United States Internal Revenue Code). Lawson Holdings generally will be required to withhold United States federal income tax at a rate of 30% on the gross amount of any dividend paid to a shareholder who is a resident of Sweden. However, the rate of United States withholding tax generally is reduced to 15% if the shareholder is entitled to the benefits of the Sweden-United States income tax treaty and complies with certain certification requirements (generally by completing and delivering an IRS Form W-8BEN to Lawson Holdings).

The gross dividend is also taxable in Sweden as income from capital at a 30% rate for individuals and as income from business operations at a rate of 28% for corporations.

A credit for U.S. withholding tax shall be requested in the tax return. If a tax credit for foreign withholding tax cannot be utilized a given year, the credit may be carried forward and be utilized in any of the following three years. Alternatively, the withholding tax may be deducted when the taxable income of the shareholder is computed. Individuals (and estate of deceased) should make the deduction under the category “income from capital” and corporations under the category “income from business operations”.

If an U.S. withholding tax has been withheld at 15%, a Swedish preliminary tax of another 15% will normally be withheld by VPC on dividends to individuals.

Net Wealth Tax

The shares of Lawson Software common stock are listed on Nasdaq which means that they are not subject to Swedish net wealth tax. In addition, Lawson Holdings expects to apply to listthe Lawson Holdings shares on the O-list of the Stockholm Stock Exchange. The shares are therefore not subject to Swedish net wealth tax, since they are not registered with a stock exchange in the country where the company is resident.

Certain Tax Issues for Shareholders Resident Outside of Sweden

Shareholders not resident in Sweden for tax purposes will normally not be liable for capital gains taxation in Sweden upon disposal of shares, see below concerning certain exceptions. Shareholders may, however, be liable for tax in their state of residence.

Individual not resident in Sweden for tax purposes may be liable for capital gains taxation in Sweden upon disposal of e.g. Swedish shares if they have been resident in Sweden or have lived permanently in Sweden at any time during the year of disposal or the ten calendar years preceding the disposal. This right of taxation may, however, be limited by an applicable tax treaty.

A corporation not resident in Sweden may be subject to capital gains taxation in Sweden upon disposal of shares if the corporation has a permanent establishment or fixed base in Sweden to which these shares are effectively connected.

Risk Factors

In deciding whether to tender your shares and/or warrants in the Exchange Offer, as applicable, you should carefully consider the risks set forth below, which include all material risks known or anticipated by us related to the Exchange Offer and the Combination, in addition to the other information contained in the prospectus. References to “we”, “our” and “us” below include Lawson Software prior to the Restructuring and Lawson Holdings as the surviving company after the Restructuring.

Below are such risks, as further elaborated in the prospectus, enumerated.

Risks Relating to the Exchange Offer

•        The exchange ratios are fixed and will not be adjusted based on fluctuations in our stock price. As a result, the specific dollar value of our common stock that Intentia shareholders and warrant holders will receive upon completion of the transaction will depend on the market value of our common stock at that time.

•        We may not be able to achieve the anticipated financial and strategic benefits of our proposed Combination with Intentia.

•        The reconciliation of Intentia’s historical financial statements from Swedish GAAP to U.S. GAAP will result in material differences.

•        Our investment in goodwill and intangibles from our acquisitions could become impaired.

•        The integration of Lawson Software’s and Intentia’s businesses will require significant focus on staffing, training and compliance procedures for our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

•        We will encounter material adverse consequences if we are unable to process and report, on a timely basis, the combined business’ financial results under U.S. GAAP and SEC requirements.

•        We may not be able to successfully integrate our business with the business of Intentia.

•        The market price for our common stock may decline as a result of the Exchange Offer, and in particular if Intentia securityholders choose not to hold Lawson Holdings common stock received in the Exchange Offer.

•        Unanticipated costs relating to the Exchange Offer and resulting Combination of Intentia and Lawson Software could reduce our future earnings.

•        The uncertainties associated with our Combination with Intentia may cause our customers and Intentia’s customers to delay or defer decisions which may result in the loss of customers and revenues.

•        The uncertainties associated with our Combination with Intentia may cause Intentia or us to lose key personnel.

•        Combination-related accounting charges may delay or reduce our profitability.

•        We expect to expend a significant amount of cash in the Exchange Offer, which will partially deplete our cash balance.

•        Full integration of our operations with Intentia’s operations may not be achieved if we cannot compulsorily acquire all of the issued and outstanding shares.

•        As a result of the consummation of the Exchange Offer, we will conduct more of our business internationally, which will expose us to additional and increased risks.

•        As a result of the consummation of the Exchange Offer, we will be a larger and broader organization, and if our management is unable to manage the Combination of our business with Intentia’s, our operating results will suffer.

•        The new management team might not be able to define or successfully implement a business plan for the combined business.

•        Upon the receipt of Lawson Holdings shares in the Exchange Offer, Intentia’s shareholders and warrant holders will become stockholders in a Delaware corporation, which will change certain rights and privileges that they hold as shareholders and warrant holders of a Swedish company.

Risks Relating to Lawson Software’s Business

Intentia shareholders should consider the following risk factors related to Lawson Software’s business prior to deciding whether or not to tender their shares and/or warrants in the Exchange Offer:

•        Economic, political and market conditions can adversely affect our revenue growth and operating results.

•        A number of our competitors are well-established software companies that have advantages over us.

•        We may be unable to retain or attract customers if we do not develop new products and enhance our current products in response to technological changes and competing products.

•        We may need to change our pricing models to compete successfully.

•        If we are unable to attract and retain qualified personnel, specifically software engineers and sales personnel, we will be unable to develop new products and increase our revenue.

•        Our earnings will be impacted by the recent accounting pronouncement requiring expensing of equity instruments issued to employees.

•        Because our customers are concentrated in targeted service industries, our operating results may be adversely affected by adverse changes in one or more of these industries.

•        We may experience fluctuations in quarterly revenue that could adversely impact our stock price and our operating results.

•        Our lengthy and variable sales cycle makes it difficult to predict our operating results.

•        Our future revenue is dependent in part on our installed customer base continuing to renew support agreements, license additional products, and purchase additional professional services.

•        A reduction in our licensing activity may result in reduced services revenues in future periods.

•        The interplay between Lawson Software’s revenue and cost structure may negatively affect its earnings on a short term basis.

•        While we believe we currently have adequate internal control over financial reporting, we are required to evaluate on a continued basis our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could have a negative market reaction.

•        We may be required to delay revenue recognition into future periods, which could adversely impact our operating results.

•        Future adjustments in our net deferred tax assets may be materially adverse to our financial results.

•        We may experience fluctuations in quarterly results that could adversely impact our annual effective tax rate.

•        Our stock price may remain volatile.

•        We have adopted anti-takeover defenses that could make it difficult for another company to acquire control of Lawson Software or Lawson Holdings or limit the price investors might be willing to pay for our stock.

•        Changes in the terms on which we license technologies from third-party vendors could result in the loss of potential revenues or increased costs or delays in the production and improvement of our products.

•        A deterioration in our relationship with resellers, systems integrators and other third parties that market and sell our products could reduce our revenues.

•        Our programs are deployed in large and complex systems and may contain defects that are not detected until after our programs have been installed, which could damage our reputation and cause us to lose clients or incur liabilities.

•        If our customers lose confidence in the security of data on the Internet, our revenues could be adversely affected.

•        We may be required to undertake a costly redesign of our products if third-party software development tools become an industry standard or cause obsolescence of our toolsets.

•        We may be unable to identify or complete suitable acquisitions and investments; and any acquisitions and investments we do complete may create business difficulties or dilute our stockholders.

•        We currently do not compete in the software “on demand” or application service provider markets.

•        In the event our products infringe on the intellectual property rights of third parties, our business may suffer if we are sued for infringement or cannot obtain licenses to these rights on commercially acceptable terms.

•        If the open source community expands into enterprise application software, our license fee revenues may decline.

•        It may become increasingly expensive to obtain and maintain liability insurance.

•        We have limited protection of our intellectual property and, if we fail to adequately protect our intellectual property, we may not be able to compete.

•        Business disruptions may interfere with our ability to conduct business.

•        We have limited experience with offshore outsourcing.

•        There are a large number of shares that may be sold in the market, which may depress our stock price.

•        Control by existing shareholders could significantly influence matters requiring stockholder approval.

•        We cannot provide assurance that our performance will be consistent with any management forecasts.

Risks Relating to Intentia’s Business

Most, if not all of the risk factors relating to Lawson Software’s business prior to the Exchange Offer enumerated above, also apply to the business of Intentia because of the similarities in the companies’ operating profiles. In addition, the following risk should be noted:

•        Intentia’s global operations make Intentia subject to increased risk regarding currency exchange rate fluctuations.

Questions and answers

What am I offered in the Exchange Offer?

•        For each Series A share in Intentia 0.5061 newly issued share of Lawson Holdings common stock is offered.

•        For each Series B share in Intentia 0.4519 newly issued share of Lawson Holdings common stock is offered.

•        For each Warrant in Intentia 0.2157 newly issued share of Lawson Holdings common stock is offered.

You will not receive any fractional Lawson Holdings shares. As is customary in Sweden, these fractional shares will be combined into whole shares and automatically sold on behalf of the holders by Carnegie on Nasdaq on a best efforts basis. Carnegie will commence these sales promptly after the expiration of the acceptance period of the Exchange Offer: Assuming that the conditions of the Exchange Offer have been fulfilled. The sales proceeds will be divided in proportion to the fractional share each holder of shares and/or warrants is entitled to. The sales proceeds will be paid in Swedish kronor.

Are any expenses charged in relation to the Exchange Offer?

If your shares and/or warrants are directly registered with VPC, there will be no charges in connection with Exchange Offer. If your shares and/or warrant are registered in the name of a nominee and the nominee charges a fee in connection with tendering these securities, the Intentia securityholder will be responsible for the payment of any such fees.

When and how do I accept the Exchange Offer?

If you wish to accept the Exchange Offer, you should submit a properly completed and signed acceptance form well in advance in order to be received by Carnegie (or to a bank or brokerage firm in Sweden for forwarding to Carnegie) no later than 5 pm (CET) on April 24, 2006.

If your holdings of shares or warrants are registered in the name of a nominee, acceptance shall be made in accordance with instructions from such nominee.

Can I withdraw my acceptance after I have accepted the Exchange Offer?

You may withdraw your acceptance during the Exchange Offer period. To be valid, such withdrawal must be made in writing and must be received by Carnegie not later than 3 p.m. (CET) on the last day of the acceptance period.

In the case of withdrawal of acceptance with respect of nominee registered securities, the nominee shall be instructed to provide such withdrawal notice to Carnegie.

When do I receive the Lawson Holdings shares?

Assuming that the acceptance period has not been extended, and provided that the conditions for the Exchange Offer have been fulfilled, it is expected that settlement will begin promptly following the expiration of the acceptance period.

What will happen if I do not accept the Exchange Offer?

The completion of the Exchange Offer is conditional, among other things, upon the acceptance by holders representing more than 90 percent of the shares and voting rights (including warrants in Intentia). Once Lawson Holdings acquires more than 90 percent of all shares in Intentia, it also has the right to require the minority shareholders to sell the remaining shares to Lawson Holdings for a consideration in cash. Such a process usually has duration of one to three years.

What will be the tax consequences if I accept the Exchange Offer?

For shareholders of Intentia who accept the Exchange Offer and thereby exchange their shares for newly issued shares in Lawson Holdings, a taxable capital gain or a deductible capital loss will arise.

For individuals (and Swedish estate of deceased) that are residents of Sweden for tax purposes, capital gains on disposal of shares are taxed at a rate of 30 per cent. Under certain circumstances, rules on postponement of taxation on share exchanges apply, whereby no capital gains taxation occurs. A capital loss on listed shares may be fully offset against capital gains on shares and other listed securities (except units in Swedish fixed income funds).

Limited liability companies that are residents of Sweden for tax purposes are taxed for capital gains at a rate of 28 per cent. Provided that certain conditions are met, a tax deferral for such gain may be claimed in the tax return. Capital losses on shares may be offset only against capital gains on shares and other securities that are taxed as shares.

It should be stressed that the description of tax consequences above is not exhaustive. Each taxpayer should consult a tax adviser as to the tax consequences that the Offer may entail in that participant’s case.

When will the Lawson shares be listed on the Stockholm Stock Exchange?

Subject to approval by the Stockholm Stock Exchange, the trading in the VPC-registered Lawson Holdings common stock is expected to commence on the Stockholm Stock Exchange as soon as practicable after settlement of the Exchange Offer.

What kind of financial information will I receive from Lawson Holdings once the merger is completed?

Lawson Software is, and Lawson Holdings will be, subject to current, quarterly and annual financial reporting requirements and files public reports with the SEC which are accessible (in English) on Lawson Software’s website at www.lawson.com and at the SEC’s website at www.sec.gov. Lawson Holdings will report (in English) to the Stockholm Stock Exchange and to the Swedish stock market in accordance with its listing agreement.

Financial reports and press releases from Lawson Holdings is in English and the reporting currency will be USD.

As a Swedish shareholder, can I participate (and vote) in the Lawson Holdings Annual General Meetings?

Yes, but voting rights can be exercised only by those that are recorded in Lawson Holdings’ share register on the record date as determined by the Board of Directors of Lawson Holdings. Stockholders are entitled to participate and exercise the voting rights at the general meeting of stockholders in person or by proxy.

When am I entitled to dividends from Lawson Holdings and how are dividends paid to Swedish shareholders?

The shares of Lawson Holdings common stock carry the right to possible dividend and other stockholders rights paid or otherwise due after the date of issuance, regardless of the fiscal year to which the dividend refers. However, Lawson Software has never declared or paid cash dividend and Lawson Holdings intends to retain earnings to fund future growth and the operation of the business and, accordingly, does not anticipate paying any cash dividends in the foreseeable future. However, payment of any approved dividend, when determined and payable, will be forwarded to holders of Lawson Holdings common stock, or where Lawson Holdings common stock is registered in the name of a nominee, in accordance with the routines of such nominee. Holders of non-VPC-registered Lawson Holdings shares will receive dividends in U.S. Dollars. Holders of VPC-registered Lawson Holdings common stock will receive dividends in SEK after conversion from U.S. Dollars at the then current exchange rate and after deduction of withholding tax, and as the case may be, preliminary tax.

Where can I obtain additional information about the Exchange Offer and the merger? Additional information can be found in this information brochure and in the prospectus which is available at Carnegie Investment Bank AB, Kundservice (visiting address Västra Trädgårdsgatan 15), 103 38 Stockholm, Sweden, phone +46 (0) 8 588 694 88 or at Carnegies website at www.carnegie.se.

The Swedish language version of the prospectus and further information regarding Lawson Software are available at www.lawson.com. Additional information regarding Intentia is available at www.intentia.se.

Lawson Software, Inc.	Intentia International AB (publ)
380 St. Peter Street	Vendevägen 89
St. Paul Minnesota 55102	Box 596
USA	SE-182 15 Danderyd
Sweden